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03050468

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gepower Systems

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 34654 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* dw

*DATE* : 5/7/03

Annual Report
2002

**Renewable Energy** for the future

## Company History

|  |  |
| --- | --- |
| 1991 | Jacobs Energie GmbH, Husum, founded as an independent producer of wind turbines |
| 1995 | Founding of the project development and operating company Regenerative Energien Denker & Dr. Wulf KG (now Denker & Wulf AG), Sehestedt |
| 1996 | Founding of BWU-Brandenburgische Wind- und Umwelttechnologien GmbH, Britz |
| 1997 | Founding of the engineering office pro + pro Energiesysteme GmbH & Co. KG, Rendsburg |
| 1998 | Founding of BWU-Anlagenfertigung und -service GmbH, Trampe |
| 2000 | Purchase of the wind energy operating division of Husumer Schiffswerft, Inh. Gebr. Kröger GmbH & Co. KG by Jacobs Energie GmbH |
| 2001 | Merger of Jacobs Energie GmbH (Husum), Denker & Wulf AG (Sehestedt), BWU-Brandenburgische Wind- und Umwelttechnologien GmbH and BWU-Anlagenfertigung und -service GmbH (both Trampe), and pro + pro Energiesysteme GmbH & Co. KG (Rendsburg) to form **REpower Systems Group** |
| 2002 | Initial Public Offering of REpower Systems AG |

## Key Figures

| Financial Statements (as of Dec. 31, 2002 IAS) | | Fiscal 2002 |
|---|---|---|
| Gross revenues | in tsd. EUR | 250,997.6 |
| Ebit | in tsd. EUR | 26,149.1 |
| Ebit-margin | % | 10.42 |
| Earnings before tax | in tsd. EUR | 26,414.2 |
| Net profit | in tsd. EUR | 14,838.5 |
| Total assets | in tsd. EUR | 193,724.7 |
| Shareholders' equity | in tsd. EUR | 108,610.3 |
| Shareholders' equity ratio | % | 56.06 |
| Shares outstanding 2002* | 1 EUR | 4,901,198 |
| Earnings per share 2002* | EUR | 3.03 |
| Shares outstanding (Dec. 31, 2002) | 1 EUR | 5,401,198 |
| Earnings per participating shares 2002 | EUR | 2.75 |
| Market capitalization on Dec. 30, 2002** | in tsd. EUR | 127,792.3 |
| Price-earnings-ratio (Dec. 30, 2002)** | | 8.6 |
| Issuing price | EUR | 41.00 |
| Initial quotation on the Neuer Markt | EUR | 42.00 |
| Closing price on Dec. 30, 2002** | EUR | 23.66 |
| Initial listing | | March 26, 2002 |
| Staff | number | 419 |

** Weighted average*

*** Last trading day in 2002*

## Milestones 2002



- Independent development of the REpower 5M offshore turbine
- Market entry in Japan: distribution and license agreement with Meidensha Corporation
- Successful IPO: initial listing of shares on Frankfurt's Neuer Markt
- Construction of the prototype of the REpower MM 70 two-megawatt turbine
- Development of the world's largest rotor blade for the REpower 5M commences
- First Annual General Meeting of REpower Systems AG as a listed company
- Market entry in Australia: formation of the Notus Energy Pty. Ltd. joint venture
- Market entry in Canada: formation of the REpower Wind Corp. joint venture
- Listing in the NEMAX 50 nine months after the IPO
- Foundation stone for the new office building in Hamburg, Germany laid
- REpower 5M offshore turbines: subsidies confirmed
- Commissioning of 500th REpower MD 70/77 turbine

# REpower at a Glance

Acting in a commercially, socially and environmentally responsible manner generates acceptance and sustained success for the Company



In the long-term growth market for energy, REpower is contributing to the competitive production of electricity from wind energy. The Company's business activities include developing, licensing, producing, marketing and servicing wind turbines, as well as developing wind farm projects.

With over 400 employees as of December 31, 2002, REpower has offices in Germany in the cities of Hamburg, Rendsburg, Husum, Trampe and Sehestedt. Numerous subsidiaries and associated companies represent REpower in markets abroad.

REpower is an active driver of technological progress in the wind energy industry with its innovative products and technologies. As a supplier of premium wind turbines, REpower markets attractive products with an output ranging from 600 to 2,000 kilowatts. The REpower MD 70/77 is one of the most successful turbines in its class.

The Company's broad spectrum of services ensures reliable planning for the future and enables it to implement flexible expansion strategies. The focus on elements of the value chain that are exceptionally profitable in addition to generating further synergies reinforces and strengthens the Company's earnings power.

REpower is successfully pursuing an internationalization strategy based on a combination of various market entry strategies. The Company positions itself in promising international markets with the help of strong local partners.

REpower is characterized by excellent growth rates and earnings in excess of the industry average. An ambitious growth plan ensures that REpower will maintain its position as one of the world's ten largest wind turbine manufacturers in the future.

**The REpower value chain**


System Design
WTG-OEMs
Project Developer
Operation and Service





"You would not believe what you can accomplish when 400 people are trying to achieve the same goal."

*Prof. Dr. Fritz Vahrenholt, Hamburg, Chairman of the Managing Board*









**Prof. Dr. Fritz Vahrenholt**
Hamburg, born 1949, Chairman of the Managing Board and responsible for international business

After finishing his studies in chemistry with a doctorate and completing a research fellowship at the Max Planck Institute, Fritz Vahrenholt held positions with the German Federal Environmental Agency and in the Hessian Ministry of the Environment from 1976 to 1984. From 1984 to 1990, Fritz Vahrenholt was a government adviser in the Hamburg Environmental Protection Agency and later became director of the Chancellery of the Hamburg Senate. In 1991 he was named Senator and head of the Environmental Protection Agency of the Free Hanseatic City of Hamburg, as well as chairing the Supervisory Board of HEW (the city's utility company). In 1998 he joined the Managing Board of Deutsche Shell AG and was responsible for chemical activities and renewable energies.

Fritz Vahrenholt has been the Chairman of the Managing Board of REpower Systems AG since April 2001 and is responsible for international business, as well as public and investor relations. He is also Chairman of the Board of Forum für Zukunftsenergien, Berlin; Chairman of the Board of Directors of SAM Smart Energy AG, Zurich; and a member of the Supervisory Boards of ThyssenKrupp Technologies AG, Essen and Norddeutsche Affinerie AG, Hamburg. He is also a member of the Council for Sustainable Development set up by the German Chancellor. Dr. Vahrenholt holds a professorship in chemistry at the University of Hamburg.

**Hugo Denker**
Hamburg, born 1945, Managing Board member responsible for production, purchasing and distribution

After completing a banking traineeship, Mr. Denker worked as a bank administrator for Commerzbank AG in Brunsbüttel from 1970 to 1989. As Branch Director, he was one of the first people to finance wind energy projects. Mr. Denker and Dr. Klaus-Detlef Wulf founded Regenerative Energien Denker & Dr. Wulf KG (currently Denker & Wulf AG) in 1995.

Mr. Denker has been a member of the Managing Board of REpower Systems AG since December 2000 and is responsible for the areas of purchasing, production and distribution. In addition, he is Chairman of the Supervisory Board of Denker & Wulf AG and Managing Director of several Group companies.

**Jens-Peter Stöhr**
Hamburg, born 1959, Managing Board member responsible for finance and human resources

After earning a degree in business administration, Mr. Stöhr began his career at Deutsche Shell AG, Hamburg where he held various finance and financial control positions before becoming head of the finance department from 1997 to 1999. From January 2000 to March 2001, Mr. Stöhr worked for Shell Europe Oil Products as Trading and Supply Finance Manager in the European Oil Downstream Business.

Jens-Peter Stöhr has been a member of the Managing Board of REpower Systems AG since April 2001 and is responsible for finance, human resources, legal issues and internal organization.

**Matthias Schubert**
Rendsburg, born 1960, Managing Board member responsible for research and development

After earning an engineering degree in fluid dynamics and an MSE in aerospace engineering, Mr. Schubert worked as an advisor to the Federal Research Ministry. Starting in 1991 he headed up the wind-solar hybrid systems department at Atlantis. He then joined the engineering firm aerodyn Energiesysteme GmbH as a development engineer in 1993. In 1997, Mr. Schubert became the Managing Director of the engineering company pro + pro Energiesysteme GmbH & Co. KG in Rendsburg.

Matthias Schubert has been a member of the Managing Board of REpower Systems AG since April 2001 and is responsible for the areas of research, development and licensing. He is also Managing Director of a Group company.



Dear Shareholders,

The decisive event of fiscal year 2002 for REpower was our IPO on Frankfurt's Neuer Markt on March 26. We went down in history as the last company to successfully complete an IPO on the Neuer Markt. In the future, we owe it to our shareholders to implement our growth targets by utilizing our capital efficiently and profitably, thereby increasing the value of the Company for the long term. That is why it is so unfortunate that REpower Systems AG's shares were unable to avoid the negative sentiment on the stock markets. Although our share price performance was comparatively positive in relation to the German DAX, NEMAX und NEMAX All Share indices, our closing price at year-end EUR 23.66 was by no means satisfactory.

However, we are proud of what we have accomplished in the past year. 2002 was a successful year in our company history in which we were able to meet all of our targets in full. We were one of the few wind turbine manufacturers to gain market share in Germany. Our total earnings of EUR 251.0 million in 2002 represent an excellent growth rate of over 71 percent. We were again successful in continuing to grow profitably. REpower's income from operations amounted to EUR 26.1 million with a margin of 10.4 percent, which exceeds the industry average. Our plan to start paying dividends is designed to enable our shareholders to participate in REpower's value growth and success as a growth stock.

The Company also set its course for growth in future years in 2002. Our development team successfully worked on two additional products in the tried-and-true MD/MM series. The prototype of the two-megawatt MM 70 turbine was constructed in May 2002 and generated excellent results from the very first tests onward. The pilot version of the exceptionally innovative and competitive MM 82 turbine will be installed in spring of 2003. Our most ambitious project, the five-megawatt REpower 5M turbine, is setting new standards although it is still in the development stage. The blades, which were designed in conjunction with LM Glasfiber and have a rotor diameter of 125 meters, are the largest in the world in series production. Construction of the REpower 5M turbine prototype is planned for early 2004.

Our strategy of only entering markets abroad together with strong local partners has enabled us to make excellent progress in internationalizing our business. We entered markets such as Australia and Canada in 2002 with our joint ventures Notus Energy and REpower Wind Corp. and have commenced project development activities in France via Fermes Eoliennes de France, our newly formed associate. On the Japanese market, we were able to acquire Meidensha Corporation as a prominent distribution partner and possible licensee of our MD technology.

All of these accomplishments were achieved thanks to the dedication and commitment of REpower employees, to whom we would like to express our deepest gratitude.

With forecast total earnings of EUR 330 million and a double-digit EBIT margin, REpower intends to continue to grow profitably in 2003. We would like to emphasize this goal since scepticism in relation to the wind energy industry is currently growing due to negative reports from the industry. Although the shortage of attractive sites could lead to a decline in the number of turbines installed in Germany in the medium term, the long-term prospects for wind energy are extremely promising thanks to the markets abroad and to future offshore and repowering opportunities. The wind energy industry offers an answer to the problems of meeting the growing need for energy, protecting our climate and reducing energy imports. This potential must be exploited using an intelligent business model, competitive technologies and focused expansion strategies. We hope that you will remain our partners in this endeavor!

Sincerely,

# Report of the Supervisory Board

The Supervisory Board of REpower Systems AG held five meetings in 2002. The Supervisory Board was briefed in full by the Managing Board on the financial position of the Company, the course of business and business strategy, risk management and other fundamental corporate planning and development issues by way of these meetings, and via written and oral reports, and discussed these issues with the Managing Board. Between the Supervisory Board meetings, the Chairman of the Supervisory Board was in regular contact with the Chairman of the Managing Board and the other Managing Board members concerning key business strategies and business development issues.

All important decisions, particularly those that required the approval of the Supervisory Board pursuant to the law, the articles of association, and the by-laws, were presented to the Supervisory Board for consideration.

Questions relating to the further development of the risk management system played a particularly important role for the Supervisory Board.
After extensive discussions with the Managing Board and external consultants, corresponding resolutions were passed and implemented uniformly throughout the Company. The necessary and continuing development of this system will involve quantifying the systematic identification of risk-prone processes to the greatest extent possible on the basis of the potential damage they can cause and in parallel developing risk prevention and limitation tools that will be integrated in the Company's business workflows.

Another issue discussed in detail was the German Corporate Governance Code. As a result, the Supervisory Board resolved to implement the recommendations of the Government Commission on the German Corporate Governance Code pertaining to proper and responsible corporate governance.
On December 23, 2002, the Managing Board and the Supervisory Board submitted the first declaration of compliance in accordance with section 161 of the AktG (German Public Companies Act) and stated that the Company complies with the recommendations of the German Corporate Governance Code to a very large extent.

With regard to the implementation of these recommendations, the Supervisory Board resolved to set up a Human Resources Committee and an Audit Committee. The following people were elected unanimously as the members of these two Supervisory Board committees: Dr. Wulf (Chairman of the Human Resources Committee), Mr. Bandow (Chairman of the Audit Committee), and Dr. Rave.
Both committees met once during the period under review and focused on issues concerning Managing Board and Supervisory Board remuneration on the one hand and the business situation at the Company's foreign subsidiaries on the other.

The 2002 annual financial statements, including the management report, and the 2002 consolidated financial statements, including the Group management report, were each issued an unqualified audit opinion by Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Hamburg, the firm selected by the Annual General Meeting to audit the financial statements of REpower Systems AG.

The Managing Board presented a dependent companies report to the Supervisory Board in accordance with section 312 of the AktG. The report covers the period from January 1, 2002 to the IPO on March 26, 2002. The Supervisory Board also received the audit report prepared by Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Hamburg, in accordance with section 313 of the AktG. The auditor of the financial statements issued the following opinion on the basis of the unqualified audit: "On completion of our audit in accordance with professional standards, we confirm that

1. The factual statements made in the report are correct, and

2. The Company's compensation with respect to the legal transactions listed in the report was not inappropriately high."

The Supervisory Board examined the dependent companies report prepared by the Managing Board in accordance with section 314 of the AktG. The Supervisory Board expressed no reservations about this report, and it noted and approved the audit report prepared by the auditor of the financial statements on the Managing Board's report.

After completing its examination of the annual financial statements and the consolidated financial statements, including the management reports, and of the reports issued, the Supervisory Board agreed with the auditor's conclusions and expressed no reservations on the basis of its examination.

The Supervisory Board therefore approved the annual financial statements prepared by the Managing Board for the year ended December 31, 2002, including the management report, which are thereby adopted.

The Supervisory Board also approved the consolidated financial statements prepared by the Managing Board in accordance with IAS for the year ended December 31, 2002, including the Group management report.

The Supervisory Board concurs with the proposal for the appropriation of the unappropriated surplus of REpower Systems AG.

The Supervisory Board would like to thank the Managing Board and all of the Company's employees for their successful efforts.

Hamburg, March 2003
The Supervisory Board

Dr. Klaus-Detlef Wulf
(Chairman of the Supervisory Board)





## Corporate Governance

*Corporate Governance is the benchmark for all corporate guiding principles, processes and targets*



**Corporate Governance Code**
The Government Commission appointed by the Federal Ministry of Justice published the German Corporate Governance Code on February 26, 2002. This Code describes core statutory regulations on the management and supervision of German listed companies and includes internationally and nationally recognized standards of good, responsible corporate governance.

The Managing Board and the Supervisory Board of REpower Systems AG welcome the publication of the German Corporate Governance Code and by implementing it, aim to promote the confidence of international and national investors, customers, employees and the public in the management and supervision of German listed companies. REpower Systems AG has implemented the Code to an extremely large extent and has stated the recommendations with which it does not currently comply in its declaration of conformity.

In addition, REpower recognizes Corporate Governance as an ongoing process which focuses on the current requirements of the domestic and international financial markets. To this extent, the Company's management is also required to continually adapt.

The Managing Board and the Supervisory Board of REpower Systems AG resolved the following declaration of conformity at the meeting of the Supervisory Board on December 12, 2002:

***Declaration of conformity in accordance with section 161 of the Aktiengesetz (AktG – German Public Companies Act)***
The Managing Board and the Supervisory Board of REpower Systems AG declare that they comply with the recommendations of the Government Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice on February 26, 2002 in the official section of the electronic Federal Gazette, with the exception of the points listed below, and that they will continue to comply with these recommendations in the future. The relevant measures have been taken to ensure this.

The following recommendations have not been implemented at present for the reasons set out below:

Number 5.1.2 (5)
**Specification of an age limit for members of the Managing Board**
The Supervisory Board appoints and dismisses the members of the Managing Board. Following an in-depth discussion, the Supervisory Board of REpower Systems AG has decided that it does not consider it appropriate to make membership of the Managing Board dependent on a fixed age limit.

Number 5.4.1 (2)
**Specification of an age limit for members of the Supervisory Board**
For nominations for the election of members of the Supervisory Board, care is taken to ensure that the Supervisory Board, at all times, is composed of members who have the knowledge, skills and professional experience (including in relation to the international activities of the Company) needed to properly complete their tasks, and who are sufficiently independent. Following an in-depth discussion, the Supervisory Board of REpower Systems AG has decided that it does not consider it appropriate to make membership of the Supervisory Board dependent on a fixed age limit.






Number 7.1.2 (2) second half-sentence

**Public accessibility of the interim reports within 45 days of the end of the reporting period**

In 2003, the Company will consolidate various foreign subsidiaries and associates in its financial statements for the period for the first time. As such, REpower Systems AG has no experience on which to base any estimation of the time these companies will require to prepare their financial reports. This means that in 2003, the interim reports will be published later than 45 days, that is, within 60 days of the end of the reporting period in accordance with the "Rules and Regulations of the Neuer Markt".

The consolidated financial statements will be publicly accessible within 90 days of the end of the reporting period.

Hamburg, December 23, 2002

On behalf of the Managing Board

Prof. Dr. Fritz Vahrenholt

On behalf of the Supervisory Board

Dr. Klaus-Detlef Wulf





"Financial control is more than just juggling numbers. We need reliable figures to ensure shareholder confidence."

*Dr. Dominik Schröder, Hamburg, Head of Financial Co[illegible]*



## REpower Shares

A profitable growth company floats the only IPO on the Neuer Markt in fiscal year 2002

### Share price performance

The IPO by REpower Systems AG in a comparatively weak stock market environment on March 26, 2002 successfully concluded with an initial listing price of EUR 42.00* 2.4 percent higher than the issuing price of EUR 41.00. REpower shares reached their high* for the year EUR 45.20 on March 27, 2002. After hovering above the issuing price for about four weeks, REpower's shares eventually succumbed to the negative sentiment on the stock markets in the subsequent period. The environment was dominated by uncertainties with regard to the global economic situation and a change in the political framework for wind energy due to a possible change in government in Germany. An additional factor was erosion in serious investor confidence caused by the accounting scandals and insolvencies announced by multinational corporations. REpower share price declined from EUR 31.00 on June 28, 2002 to EUR 20.00 on August 8, 2002. After publication of the Company's financials for the first half-year and the re-election of the Social Democrat-Green Party ruling coalition, the share price recovered for a short time. However, the looming Iraq crisis, continued weak overall economic data and negative reports from the industry again adversely affected the performance of REpower shares, the price of which fell to EUR 16.56, its low* for the year, on October 10. After the announcement of REpower's admission to the NEMAX 50 and the report on the first nine months published on November 29, 2002, the price of REpower Systems AG's shares rose sharply in November and December to hit EUR 28.92 on December 11, 2002. The shares closed the year at EUR 23.66 on December 30, 2002.

*All quoted prices except the high and low prices for the year are Xetra closing prices.*

### The IPO

REpower Systems AG was the last company to go public on the Neuer Markt of the Frankfurt Stock Exchange. A total of 2.3 million shares were placed, two million of which stem from a capital increase. The overallotment option of 300,000 shares came from the holdings of an existing shareholder. The issuing volume totaled EUR 94.3 million, and the proceeds from the shares from the capital increase amounted to EUR 82 million. After exercise of the overallotment option, 42.6 percent of the Company's shares were in free float; 87.5 percent of the shares sold were placed with institutional investors, primarily from Germany, the UK, Switzerland, and outside Europe. Private investors were issued 12.5 percent of the shares. Citigroup/Schroder Salomon Smith Barney was lead manager of the transaction with the support of Commerzbank as co-lead manager and Vereins- und Westbank as co-manager.

### Admission to the NEMAX 50

Just nine months after its IPO, REpower Systems AG took a step up with its inclusion in the NEMAX 50. In other words, REpower is among the 50 largest German and foreign companies on the Neuer Markt based on market capitalization and trading volume. This fact remains significant despite the re-segmentation of the stock markets in Germany because calculation of the NEMAX 50 is expected to continue until December 2004 in parallel with the new indices.

The restructuring of the German stock market segments, which took effect on January 1, 2003, created the new Prime Standard segment with uniform ongoing listing requirements, in addition to the General Standard segment. REpower has met the international transparency requirements for admission to the Prime Standard segment, such as the publication of quarterly reports and the use of International Accounting Standards, ever since its shares were admitted to trading on the Neuer Markt of the Frankfurt Stock Exchange. REpower applied early on for acceptance into the Prime Standard segment, which Deutsche Börse AG intends as the segment for internationally positioned companies. In December 2002, REpower Systems AG was admitted to the Prime Standard segment, which is a precondition for listing on the selective DAX, MDAX, SDAX, TECDAX and NEMAX 50 indices.





**Investor relations activities**

The key objective of REpower's investor relations work is to build and maintain confidence in the still young REpower shares. This is a responsibility that the Managing Board in particular has taken to heart. In addition to the publication of obligatory disclosures and quarterly reports, shareholders, analysts, press representatives and interested members of the public were informed about current developments in the Company quickly and comprehensively by way of numerous press releases and phone conferences. A further focus of our investor relations work was on organizing personal discussions with investors and analysts in which we explained corporate strategy, goals and guidance, as well as current developments. The Company also participated in international investor conferences in Germany, the UK and Denmark. In addition to major roadshows in Europe's financial centers in the run-up to the IPO, an additional roadshow was held in Frankfurt and London in early June. We visited investors in Switzerland and Germany on the occasion of the publication of our interim report for H1. Presentations and other important information were published simultaneously on the Internet on our investor relations pages so that they would be available to a broader public.

Despite the difficult market environment, REpower succeeded in attracting the interest of several national and international research departments. Within nine months of the Company's successful IPO, six additional analysts had began covering REpower Systems AG in addition to the three underwriting banks.

**Dividend policy**

The Managing Board of REpower Systems AG intends to propose to the Supervisory Board and the Annual General Meeting in May 2003 that a portion of the net profit for 2002 be distributed as a dividend to shareholders. REpower Systems AG aims to take this opportunity to start regularly paying out dividends.

**REpower Systems AG Share Price Development**


120.00
100.00
80.00
60.00
40.00
20.00
0,00
26.3
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
REpower
Dax
Nemax All Share
Nemax 50

| | |
|---|---|
| WKN | 617 703 |
| ISIN | DE 0006177033 |
| Ticker symbol | RPW |
| Stock exchange | Frankfurt |
| Market segment | Prime Standard |
| ø Avg. sales per day in EUR thousands | 239.4 |




"Sometimes I don't notice how much work we have got through until the end of the year."
Michael Schmelzer, Husum, Production manager

## Market environment

An increasing number of countries, particularly in the European Union, are realizing the future importance of wind energy. Germany, France, Italy, Spain, Greece, Japan and Australia in particular have passed laws supporting the wind energy industry until it can become competitive.

**Germany**
2002 was another record year for the wind energy industry in Germany following an excellent 2001: in 2002, wind turbines with a total rated output of 3,168 megawatts were installed, which corresponds to an increase in new installed capacity of around 20 percent year-on-year. Overall, wind turbines with a total rated output of 11,875 megawatts had been installed in Germany by the end of 2002, compared to a total rated output of 8,712 megawatts installed at the end of 2001. This corresponds to a 36 percent rise in total installed rated output over the previous year. The share of net electricity consumption attributable to the annual potential energy output from wind turbines was 4.7 percent at the end of 2002.

2002 saw another increase in the average installed capacity per wind turbine – from around 1.3 megawatts to approximately 1.4 megawatts. This development once again confirmed the trend toward larger, multi-megawatt class turbines in Germany.

*An important milestone for the German wind energy industry in the course of the year* was the German parliamentary elections on September 22, 2002. In the run-up to elections, discussions increasingly centered on the continuation of the existing system of state support for wind energy that is currently guaranteed by the EEG (German Renewable Energies Act). The coalition agreement of October 16, 2002 negotiated by the Social Democrat/Green Party coalition defines the future political framework for the wind energy industry in Germany. According to this agreement, the EEG and the government's subsidy policy will be developed further with the aim of doubling the share of electricity generation and primary energy consumption attributable to renewable energy sources by no later than 2010 (to 12.5 percent compared to the

**Installed capacity in Germany**


3,500
3,000
2,500
2,000
1,500
1,000
500
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Annual increase
Accumulated capacity
Annual increase
Accumulated capacity
1990
1992
1994
1996
1998
2000
2002
Year

Source: Bundesverband Windenergie.







baseline year of 2000). With regard to offshore facilities, the goal is for wind turbines with a rated output of at least 500 megawatts to be installed by 2006, and of 3,000 megawatts by 2010. The time limit on support stipulated in the EEG has been updated in line with these goals.

In 2002, the first repowering projects were carried out in Germany. Repowering is the replacement of older and smaller wind turbines with larger and more efficient machines. A total of eight repowering projects were completed in Germany last year. The new turbines erected have an installed rated output of 12.7 megawatts; a total of 8.5 megawatts of which is attributable to REpower Systems AG repowering projects. In the future, repowering projects are expected to become more important on the German market.

**Percentage on different WTG Sizes (rotor-diameter) of yearly increasing installed capacity**


Share on the yearly new installed capacity in %
100
90
80
70
60
50
40
30
20
10
0
32.1 m – 48 m
< 16 m
16.1 m – 22 m
48.1 m – 60 m
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year

Source: Bundesverband Windenergie.

**International**

2002 was another record year internationally with a newly installed rated output of 6,868 megawatts. By the end of 2002, wind turbines with a total output of more than 31,000 megawatts had been installed worldwide. After Germany (11,875 megawatts), the international leaders include Spain (approx. 4,830 megawatts), the USA (approx. 4,685 megawatts), and Denmark (approx. 2,880 megawatts).

Europe, which has an installed rated output of over 20,000 megawatts, is the region which accounted for more than two thirds of the global installed rated output in 2002. Recent studies estimate that wind power generation capacity of around 60,000 megawatts will have been erected in Europe by 2010. With 3,168 megawatts, the German market recorded the fastest rate of growth in 2002, ahead of Spain, Denmark, Italy, The Netherlands, and the UK. After Austria (149%) and Ireland (105.7%), the highest average growth rates in Europe between 1996 and 2002 were recorded by Spain (82%), Italy (66.4%), Portugal (65.6%), France (64.9%) and Greece (64.8%).

The delay in extending production tax credits in the USA resulted in slower growth in 2002 which is expected to continue in 2003. In spite of this, total installed rated output in the USA grew by 10 percent in 2002.

**Forecast for the global, yearly installed capacity**


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
World without Europe per year
Europe without Germany per year
Germany per year
Installation per year/MW
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Year
Source: BTM Consult.

**Offshore**
The German government has made the construction by 2030 of offshore wind farms with a total of 20 gigawatts of capacity a stated political goal. However, there are still some unresolved problems relating to the expansion of offshore usage, such as how to connect the planned 20 gigawatts to the electrical grid, for example. The government target for this legislative term is to install at least 500 megawatts on the offshore market.

At present, two offshore projects have been approved in Germany: firstly, the Bürger-Windpark "Butendiek", which lies 35km off the west coast of Sylt and where a total of 80 wind turbines belonging to the 3-megawatt class will be erected from 2005 onwards; and secondly, the wind farm developed for a site 45km north of the island of Borkum by Prokon Nord GmbH, Leer, on which twelve multi-megawatt turbines, each with a rated output of up to 5 megawatts, will be installed in 2004 in a pilot phase. In total, 30 applications with a total output of more than 60,000 megawatts have been submitted to the responsible planning authorities in Hamburg.

There are currently eleven offshore projects worldwide. Denmark is the leader with five offshore wind farms, Sweden has three, The Netherlands has two and the UK has one. In 2002, the two Danish projects "Horns Rev" in the North Sea (80 2-megawatt turbines) and "Samsø" in the Baltic Sea (10 2.3-megawatt turbines) joined the group.

**Forecast for the yearly installed capacity in Germany**



Offshore-Repowering
Offshore
Onshore-Repowering
Onshore
Capacity per year/MW
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Year

Source: BTM Consult.



"[illegible] y need to climb onto our turbines
[illegible] see my creations in operation"

*Alf Trede, Rendsburg, Development and Construction,*





## Business development





**Revenue and order development**

REpower Systems AG, Hamburg

Revenue developed exceptionally well in the year under review REpower recorded total revenue of EUR 215.1 million (previous year: EUR 126.7 million). This means that 156 (previous year: 125) wind turbines with a total rated output of 222.5 megawatts were commissioned (previous year: 132.75 MW).

REpower Systems Group

The financial data from the consolidated equity investments, and in particular from Denker & Wulf AG, is included in revenue development for the REpower Systems Group for fiscal year 2002. As with REpower Systems AG, revenue development was positive. Consolidated revenue totaled EUR 254.5 million (previous year: EUR 141.6 million).

The customer orders processed by the REpower Systems Group are shown below:

| Quartal | | Q I | Q II | Q III | Q IV | Total |
|---|---|---|---|---|---|---|
| WTG[1] | No. | 16 | 22 | 25 | 56 | 119 |
| in 2001 | MW | 15.45 | 15.20 | 25.80 | 67.30 | 123.75 |
| WTG[1] | No. | 9 | 42 | 34 | 73 | 158 |
| in 2002 | MW | 13.50 | 58.10 | 50.10 | 105.30 | 227.00 |

*Orders processed by quarters for 2001 and 2002*

This table clearly shows that almost half of the total order volume was realized in Q3 in both 2001 and 2002. The following table groups these orders by wind turbine model:

| WTG-Model | | 48/600 48/750 | 57/1000 | MD 70 MD 77 | MM 70 MM 82 | Total |
|---|---|---|---|---|---|---|
| WTG[1] | No. | 56 | 9 | 54 | 0 | 119 |
| in 2001 | MW | 33.75 | 9.00 | 81.00 | 0.00 | 123.75 |
| WTG[1] | No. | 10 | 4 | 142 | 2 | 158 |
| in 2002 | MW | 6.00 | 4.00 | 213.00 | 4.00 | 227.00 |

*Orders processed by wind turbine model for 2001 and 2002*

Last year's trend towards the MD 70/77 wind turbines, which have an output of 1,500 kilowatts (KW), accounting for the largest share of orders was repeated in 2002 with a total of 142 turbines (89.9%) [previous year: 54 turbines (45.4%)]. In addition, two MM70 turbines, each with a rated output of 2,000 KW, were erected for the first time in the year under review. This model is a further development of the proven MD 70/77 turbine.

In fiscal year 2002, the majority of REpower Systems AG's wind turbines were installed in Germany. One turbine was installed in France and an additional turbine was shipped to Japan, where it was erected in February 2003. This ratio will shift clearly in favor of foreign business in the years to come.

The following table shows the REpower Systems Group's booked business as of December 31, 2002:

| WTG-Model | No. of WTG | Total capacity in MW |
|---|---|---|
| MM 70 | 51 | 102.0 |
| MD 70 | 16 | 24.0 |
| MD 77 | 63 | 94.5 |
| 57/1000 | 9 | 9.0 |
| 48/600 | 0 | 0.0 |
| Total | **139** | **229.5** |

*REpower Systems Group – booked business as of December 31, 2002*

The table shows that purchase agreements for 139 wind turbines had been concluded by the end of fiscal 2002. The erection of these turbines is planned for 2003. In addition, the Group's consolidated equity investment, Denker & Wulf AG, expects that it will be able to implement projects with a total of 80 wind turbines in 2003.

[1] Wind turbines commissioned






**Market share in Germany**

REpower Systems AG was one of the few manufacturers of wind turbines in Germany to significantly increase its market share in 2002. With a 6.9 percent market share in 2002, compared to 5 percent in 2001, REpower closed the gap with the mid-field of wind turbine manufacturers in Germany. This makes REpower the sixth largest turbine manufacturer in Germany with a market share of 6.9 percent.

In the sector for turbines with rated outputs of 1,050 to 1,800 megawatts, REpower achieved a market share of 9.9 percent, putting it in fourth place in Germany.

**Procurement**

REpower Systems AG, Hamburg

Due to its limited vertical integration, REpower Systems AG works closely with component suppliers in the manufacture of wind turbines. Master agreements exist with multiple suppliers of the same components, giving REpower Systems AG flexibility in choosing its main components and at the same time ensuring low purchase prices.

REpower Systems Group

In erecting wind farms for its customers, REpower Systems AG's Denker & Wulf AG subsidiary exclusively used its parent company's products in 2002. Denker & Wulf AG implemented a total of nine projects involving 57 wind turbines in the fiscal year under review.

**Investments and financing**

REpower Systems AG, Hamburg

Investments in the two production facilities in Husum and Trampe concentrated mainly on increasing warehouse capacity. Land was acquired next to the facilities for this purpose, and buildings were extended.

Further investments were made in operating and office equipment and IT equipment in the fiscal year under review in connection with the expansion of all REpower's divisions and the accompanying increase in staff. The need for adequate office space grew due to the steady increase in the number of employees. Investments in buildings were made at the Husum and Trampe production sites in particular.

The Company largely financed these investments from own funds.

REpower Systems Group

In addition to the investments made by REpower Systems AG, Denker & Wulf AG acquired several plots of land for equalization measures and wind farm sites.



"In [illegible] I felt that I was a wind pioneer, full of passion for new energies. Today, these new energies generate [illegible] percent of the power for our region."

*Dipl.-Ing. Peter Quell, Rendsburg, Product Development*





## Development and licensing

Technology's answer to the
[illegible] of offshore and [illegible]
the 5 megawatt turbine



REpower Systems AG aims to ensure the competitiveness and hence the long-term growth of the Company by establishing itself as the technology leader in terms of innovation, quality and earnings power. The expertise which it has gained in the marketing and project development of wind turbines due to its broad coverage of the value chain provides a valuable source of feedback for the development and production process.

The development center in Rendsburg currently employs around 50 highly-qualified engineers and technicians, who are responsible for developing and optimizing the wind turbines produced by REpower. Our development activities are currently focusing on the high-growth multi-megawatt class segment. In the period under review, considerable progress was made in introducing new technologies onto the market, as well as further developing the existing range of products.

In May 2002, the erection of the prototype of the new high-wind MM 70 turbine in Bosbüll, Schlewig-Holstein, signaled a successful start for our new MM series. The turbine, which has a rated output of 2 megawatts and a rotor diameter of 70 meters, is especially suited to use in extremely windy foreign regions. The field measurements taken with the prototype confirm that the platform strategy, which was also applied to the MD 70, has once again proven its worth with the MM 70: the MM 70 recorded an availability of over 97 percent and also generates high output. The smooth test operation to date has demonstrated that the power curve is well beyond expectations, as are sound emissions and network characteristics.

However, the future flagship product for the German market will be REpower's MM 82, which has a rated output of 2 megawatts and an enlarged rotor diameter of 82 meters, and is intended for less windy sites. The MM 82 will allow REpower to offer its customers a very competitive turbine. The prototype is expected to be erected as early as spring 2003. One important stage in this process was the design of the highly innovative pp82 rotor blade for REpower's MM 82, which is being manufactured to order by the rotor blade manufacturer Abeking&Rasmussen. Featuring a carbon fiber hybrid structure, these blades weigh the same as the blades for the MD 70 and therefore provide the key to the excellent profitability of the MM 82.

REpower aims to lead the wind energy industry into new dimensions with its innovative technologies. The REpower 5M, which has a rated output of 5 megawatts and which is designed for the pioneering offshore market, is one of its most significant development projects. In fiscal 2002, the Company came significantly closer to realizing this ambitious goal. The details of construction, calculation and operating simulation were worked out on the basis of the feasibility study, which was completed at the end of 2001, and the main components were ordered. A milestone was reached when a cooperation agreement was concluded with the world market leader in rotor blade manufacturing, the Danish company LM Glasfiber, to develop the rotor blade for the REpower 5M. A development team of ten people from REpower and LM worked in close cooperation on the design specification for the world's largest rotor blade, which has a diameter of over 125 meters. Construction of the prototype of the rotor blade for the 5M has already been completed.

Our development activities also focused on optimizing our existing range of products. In particular, we developed our expertise in component design. Considerable process was made in this area in the period under review: with the development of the pp77 rotor blade, designed especially for our MD 77 flagship product. After the successful load testing of the prototype, subcontracted series production commenced at the rotor blade manufacturer Abeking&Rasmussen. In addition, work continued on the development of our own control system for wind turbines, with the prototype scheduled for completion in the third quarter of 2003.

In 2002, REpower was one of the first manufacturers of wind turbines to achieve compliance with the new grid feed-in requirements ("E.on requirements"). This ensures that REpower's multi-megawatt turbines can be connected to the power grid across Germany in 2003.






The development of the 3-megawatt turbine that was initially planned was postponed. Instead, REpower is planning to develop an onshore variant of its 5 megawatt REpower 5M offshore turbine. REpower believes that the 3 megawatt turbines will mainly be used as a transitional measure on the offshore market. In addition, they will only be able to target a niche market for specific locations in Germany due to the transportation problems relating to their size. The onshore version of REpower's 5M will allow it to target this niche market more than adequately. This turbine can be provided for the same specific prices as the projected REpower MMM. The MM 82, which we can manufacture at significantly lower specific costs than the 3-megawatt turbine we had originally planned, will allow us to offer our customers another extremely competitive turbine. REpower also attaches a great deal of importance to ensuring that its portfolio includes adequate products for international markets such as North America and Japan. For example, a 60 Hz version of the MD and MM turbines is currently in development for 2003.

REpower is involved in two research products into the generation of power from geothermal energy. The first is a project led by the town of Urach in cooperation with EnBW Energie Baden-Württemberg AG, and the second is a project in Groß Schönebeck under the leadership of the GeoForschungszentrum Potsdam (a geoscientific research institute based in Potsdam).

**Licensing**

The licensing business is an important component of the value chain at REpower Systems AG. Granting licenses allows us, in particular, to pursue our strategy of entering international markets. This applies to those countries in which REpower does not wish to establish dedicated production facilities and does not feel that marketing its products itself there would lead to long-term success. At present, however, some products are also licensed to German manufacturers. The resulting economies of scale allow REpower to negotiate favorable purchasing terms with its suppliers. Licensing also serves as a source of refinancing for our highly ambitious development program. The fact that the number of licensees grew again in 2002 is testimony to the market acceptance of REpower's technology.

REpower Systems AG's licensees gain direct access to a finished, tested, measured and certified product with full technical documentation for production and procurement. In the reporting period, both the REpower MD 70/77, with a rated output of 1.5 megawatts, and the 48/600 and 48/750, with rated outputs of 600 megawatts and 750 megawatts respectively, were available in as a complete license package for specific markets.

REpower's strategy of making its products available to other wind turbine manufacturers under license proved a success again in fiscal 2002. Including our licensees, around 300 wind turbines have been erected in Germany using REpower technology. At an international level, the Company was able to use license agreements in order to penetrate new markets such as Japan and Australia. License agreements with Chinese partners also provided the basis for interesting follow-up orders, such as the supply of components to China in 2002.

**Licensees**

| Manufacturer | WTG model | No. of completed WTG 2002 |
|---|---|---|
| Meidensha | MD 70/77 | Beginning of 2003 |
| Fuhrländer | MD 70/77 | 19 |
| Südwind (Nordex-Group) | MD 70/77 | 147 |
| Jeumont | MD 70/77 | Beginning of 2003 |
| LVDF | MD 70/77 | Beginning of 2003 |
| Goldwind Sc. & Technology Stock & Co. | 48/600 & 48/750 | 2 |
| Zhejiang Windey Technology Com. | 48/600 & 48/750 | 2 |
| Notus Energy | MD 70/77 | Beginning of 2004 |



"Good service can be summed up in a few words: Our mills have to keep on turning..."

*Heiner Strauß, Trompe, Head of Service and Maintenance*



## Production, marketing and services




The focus is on the needs of the customer
and adapting flexibly to market developments

### Production
In the reporting period, 156 wind turbines were constructed at REpower Systems AG's two production facilities - 111 in Husum and 45 in Trampe. With minimal investment expense, the production volume at both of these facilities can be increased from the current level of 150 turbines per year, to a combined total of around 400 per year.

REpower is committed to a lean production strategy when it comes to manufacturing of wind turbines. Its limited vertical integration means that the components are supplied by external subcontractors. Only the final assembly, and functional tests on the nacelles and hubs are carried out in the production facilities in Husum and Trampe. The finishing stage takes place at the site where the turbine is to be erected, with the rotor blades and tower being delivered on a just-in-time basis. This means that REpower has comparatively less capital locked up in the manufacture of its wind turbines than its competitors. Limited vertical integration allows the rapid transfer of technology to licensees, and assisted REpower's flexible entry into foreign markets such as Japan, Australia and Canada in fiscal 2002.

### Marketing
REpower succeeded in substantially expanding its customer base in 2002 by acquiring a number of large project development companies. New customers included the power utility EnBW Energie Baden-Württemberg AG, the Bremen project development company WPD AG, Lloyd Fonds, based in Hamburg, and the listed company Umweltkontor Renewable Energy AG, Erkelenz.

Marketing activities were spread very widely across Germany in the period under review. REpower Systems AG's market share is particularly strong in Thuringia (43%), Brandenburg (16.4%), Schleswig-Holstein (13.5%) and Baden-Württemberg (12.4%).

### Services
The Services division was expanded considerably in the period under review. Numerous service stations were set up over the past year, allowing the turbines to be reached much more quickly in the event of malfunctions. Although the service network does not yet cover the whole of Germany, 90 percent of the turbines we maintain can be reached by our service teams within one to two hours.

### REpower product portfolio

| Model | 48/600 and 48/750 | 57/1000 | MD 70 and MD 77 | MM 70 |
|---|---|---|---|---|
| Rotor diameter | 48 m | 57 m | 70/77 m | 70 m |
| Power | 600/750 kW | 1.000 kW | 1.500 kW | 2.000 kW |
| Control | stall | hydr. pitch | electr. pitch | electr. pitch |
| Speed | 2x/1x fix | 2x soft | variable | variable |
| Prototype | 1997 | 1995 | 1998/2000 | 2002 |
| Units sold (w/o licenses) | 114 | 100 | 220 | 2 |
| Units sold (incl. licenses) | | | 510 | |



## Project development



Services also recorded strong growth in terms of staff numbers in 2002. This division recruited 90 employees in 2002, making it one of the fastest-growing areas of the Company.

REpower Systems AG serviced a total of 668 wind turbines in fiscal 2002, 44 of which were located in foreign markets. The majority of the turbines were REpower products, although the Company also maintained 50 turbines from other wind turbine manufacturers in the year under review.

A milestone was reached in 2002 with the introduction of the Permanent Monitoring System (PMS), which enables 24-hour remote monitoring of wind turbines. The ongoing passive, and six-hourly active monitoring of wind turbines not only improves availability, and thus the economic efficiency of our products, it also helps to improve documentation and provide our customers with a direct feedback channel. On the whole, the PMS makes a valuable contribution to increasing customer satisfaction.

Denker & Wulf AG is responsible for project development in Germany. Its activities focus on developing projects for wind energy sites, erecting turnkey wind turbines, and operating and managing wind turbines.

In fiscal 2002, Denker & Wulf sold 57 wind turbines in Germany – all of them REpower Systems AG products. As such, project development continued to act as an important sales channel for REpower Systems AG in 2002, and contributed to reliable planning throughout the Group. The majority of the wind turbines were erected in the North of Germany in Brandenburg (36) and Schleswig-Holstein (11), as well as in Thuringia (8). To date, Denker & Wulf AG has been responsible for the installation of more than 277 turbines with a total output of 250 megawatts to date.

Our service offering also covers ongoing operations management for power generation systems. As well as providing comprehensive commercial support, we monitor the turbines at a technical level on a daily basis, in order to maximize profit from operations. At the end of 2002, our operations management activities involved the administration of a total of 234 wind turbines with a total output of more than 219.5 megawatts.

The project development business not only has the advantage of low gearing and relatively high profitability, it also offers an important means of opening up new markets abroad. For example, the REpower Systems Group holds stakes in local project development companies in several European markets. These are Aioliki REpower, Greece, Fermes Eoliennes de France, France, and REpower Espania, Spain. Aioliki REpower was granted planning permission to install its first wind farm with a rated output of 6 megawatts in the North of Greece in 2002.





[illegible] cannot be [illegible] by remote control. [illegible] want to know that we are close at [illegible] they have access to [illegible]

[illegible] Rolf Engelbrecht-Schnür, Hamburg, International [illegible]

## International Development





Success can be exported if you can adapt it to local market demands

REpower's activities in fiscal 2002 focused on preparing it for future growth on international markets. These activities centered around four core European countries: France, Spain, Italy and Greece as well as our defined target markets for 2002 - Australia, Canada, Japan and China.

REpower's internationalization strategy is based on tailored market entry models. REpower enters the market as either a manufacturer, a project developer, or a licensor of wind turbines, depending on individual national requirements. REpower's broad coverage of the wind industry value chain allows for this flexible approach. REpower Systems AG's expansion strategy is based on seeking out strong local partners to enter new markets.

In addition to the production joint venture Les Vents de France, REpower founded an additional joint venture in France, Fermes Eoliennes de France (FEdeF), with Belgian company Investreco in the first half of 2002. The purpose of the newly formed joint venture is the project development of wind turbines in France. FedeF has developed sites with a total rated output of 80 MW, which should be completed over the next few years. As in Germany, REpower is pursuing a dual marketing strategy in France. The turbines are sold to third parties, while, at the same time, internal project development will provide a sales channel that allows reliable planning in the future.

Wind turbine sales in France got off to a successful start with the construction of the first REpower MD 77 wind turbine in "La Côte de l'Epinette", in the Champagne region in August 2002. This is the largest turbine in France to date.

The cancellation of the Company's license agreement with the Spanish company Gamesa Energia S.A., Vitoria, for its 1.5-megawatt turbine has changed REpower's situation in both Spain and other countries. Since it is now no longer subject to contractual limitations, REpower Systems AG can benefit from the freedom to develop the Company's export activities and can enter into new alliances without restriction in Spain, as well as in Italy, Greece, Portugal and Brazil.

**International Development**

| | Production | Marketing | Licensing | Project development | Service |
|---|---|---|---|---|---|
| [illegible] | ✓ | ✓ | ✓ | ✓ | ✓ |
| [illegible] | 2003 | ✓ | ✓ | ✓ | 2003 |
| [illegible] | | ✓ | | | 2003 |
| [illegible] | | ✓ | | ✓ | 2003 |
| [illegible] | 2004 | ✓ | | ✓ | 2003 |
| [illegible] | | ✓ | ✓ | | |
| [illegible] | | ✓ | | | |
| [illegible] | | | | 2002 | |
| [illegible] | | 2002 | 2003 | | |
| [illegible] | | 2002 | 2003 | | |
| [illegible] | | 2002 | | | |







We made significant progress in expanding our connections in the Asian region. REpower Systems AG succeeded in concluding a distribution agreement with leading Japanese mechanical engineering manufacturer Meidensha Corporation (MEIDEN). The wind turbines will be manufactured in Germany before being exported to Japan. Subject to a successful product launch, a second phase will involve the manufacture of the REpower turbines under license at MEIDEN's facilities. The agreement signed with MEIDEN started to pay off as early as autumn 2002, when MEIDEN ordered its first MD 70/77 turbine. This was produced at REpower and then shipped to Japan.

REpower received an order to deliver components to China as part of the license agreement concluded in 2001 with the Chinese companies Goldwind Sc. & Technology Stock & Co, Urumqi, and Zhejiang Windey Technology Com., Hangzou. This provides for the supply of key components for 60 48/600 und 48/750 wind turbines, produced under REpower licenses. This once again highlights the success of the 600/750 kilowatt turbines in penetrating these markets, which are still in the early stages of development.

At the beginning of the third quarter of 2002, the joint venture company Notus Energy Pty. Ltd. was founded with the Australian consortium NOTUS Power Partners. This represents the first joint venture undertaken between a local Australian partner and a wind turbine manufacturer from another country. The Australian shareholder NOTUS Power Partners comprises two subsidiaries of one of the largest listed Australian groups, Downer EDI, among other partners. The two companies are Downer Energy Systems, Australia's leading component supplier in the power generation sector and Walkers Pty. Ltd., which specializes in production and manufacturing solutions. In addition, R F Industries Pty. Ltd., Australia's largest distributor of products from the renewable energy sector, is a shareholder of NOTUS Power Partners. REpower has thus entered a partnership with a well-positioned local partner in Australia, too. Notus Energy will initially distribute the MD 70/77 in Australia and New Zealand. After a successful product launch, the joint venture will enter its second phase and Notus Energy will manufacture its own turbines locally under REpower licenses.

In addition to Australia, REpower is focusing on Canada, another key new foreign markets. In the period under review, the joint venture REpower Wind Corp. was founded with a Canadian consortium.



"Our energy attracts top people. They come here because they want to make a difference."

*Brigitte Jainz, Husum, Personnel Management*







## Employees

Engineers, technicians, sales staff, project developers – this broad range is what makes our Company so varied and innovative





REpower Systems AG, Hamburg
In the fiscal year under review, the number of staff – including trainees – employed by REpower Systems AG rose from 248 to 400 as of December 31, 2002. This means that 152 new employees were recruited. The average number of employees in 2002 was 339. Staff costs amounted to EUR 15.8 million in 2002 compared with EUR 10.0 million in 2001. This corresponds to an increase of 58 percent, which is a result of the significant rise in employee numbers.

In the past year, the increase in staff numbers was mainly directed at the service & maintenance, construction, systems engineering, foreign sales and quality management functions, in order to meet REpower's defined objectives in the fields of product quality, customer satisfaction and interntionalization.

With regard to the qualification of our staff, the disproportionately high percentage of technicians and engineers is particularly worth mentioning. As in fiscal year 2001, roughly one in five REpower employees was an engineer at the end of 2002.

33 staff are employed at the Company's headquarters in Hamburg, home to REpower's management and other staff departments including financial control and foreign sales. The number of employees at our two production facilities amounted to 225 in Husum and 95 in Trampe. The development center in Rendsburg employs a staff of 47.

Personnel policy in the period under review focused on the integration of the Company's new employees in light of the sharp rise in employee numbers. This integration process was tackled on various hierarchical levels. Common training programs for employees at all of our sites were held in order to encourage information exchange between the various sites. The summer 2002 meeting of all management employees in the REpower Systems Group was also very successful. This meeting involved cross-departmental discussions of REpower's visions, goals and strategies, as well as the development of guidelines.

### Employee Development

Number of Employees of REpower Systems AG (as of December 31, 2002)


450
400
350
300
250
200
150
100
50
0
248
400
31.12.01
31.12.02

Qualification of employees of REpower Systems AG (as of December 31, 2002)


9 %
3 %
21 %
16 %
49 %
Engineers
Administration
Technicians
Other qualified staff
Other Academics





REpower considers its employees to be the Company's most valuable resource. The training and development of employees is therefore an overriding concern. The number of staff training courses offered in 2002 was significantly increased as part of the Company's systematic staff development policy. In the year under review, 257 employees participated in training and continuing education programs.

The exceptional commitment of and hard work by REpower employees helped us to meet our growth targets for 2002. In order to allow employees to share in the success of the Company, and to motivate them to continue their hard work in the future, a bonus was paid to all employees at the beginning of the period under review. In addition, employees were given the opportunity to purchase an interest in a wind turbine which was erected at the Company's operating facility in Husum. Every fifth employee purchased an interest in the 48/600 turbine in Husum and will now share directly in the turbine's income as an investor.

In summer 2001, all employees at the time were given the opportunity to purchase shares in REpower Systems AG. This made around one third of employees shareholders in REpower Systems AG as of the end of 2002.

Unfortunately, at 17, the number of work-related accidents registered in 2002 was 50 percent above the average for the Occupational Health and Safety Agency concerned. In order to bring this figure down below the industry average in the future, REpower has issued guidelines on safety at work. All REpower Systems employees must adhere to these guidelines. With regards to occupational pensions, employees have been given the option of joining a staff pension fund. Around one quarter of the workforce has taken the opportunity to take out a company pension. Given that this pension fund was only established at the end of the year, these results are extremely encouraging.

REpower Systems Group

In the period under review, the number of people employed by the REpower Systems Group grew from 260 to 419 as of December 31, 2002. The average number of employees in 2002 was 356. Staff costs totaled EUR 16.7 million in 2002 compared with EUR 10.6 million in 2001, which corresponds to an increase of 57.5 percent.

## Risks relating to the Company

Systematic risk management is a prerequisite for ensuring the future of the Company

**Risk Management System (RMS)**
Companies must have systems in place to allow them to monitor, identify early and manage all of their corporate risks. These requirements were documented in more detail in the Gesetz zur Transparenz und Kontrolle im Unternehmensbereich (KonTraG – German Act on Control and Transparency in Business).

In line with the KonTraG, the REpower Systems Group took appropriate measures for its "Risk Management" area in accordance with section 91 (2) of the Aktiengesetz (AktG – German Public Companies Act), in order to guarantee that developments that could endanger the continued existence of the Company, and in particular high-risk transactions, accounting errors and violations of legal regulations that could have a material effect on the net assets, financial position and results of operations of the Company or the Group are identified early on.

This includes the establishment of a monitoring system to ensure that existing risks are recorded, analyzed and assessed, and that information relating to risks is passed on to the responsible decision-makers as part of a systematic process. In the year under review, the REpower Systems Group introduced an IT-based risk management system in order to fully meet these requirements.

The main function of the risk management system is to safeguard, as comprehensively as possible, the effectiveness and efficiency of REpower's business activities, based on its corporate goals, by providing risk transparency and risk management measures as well as a supplementary internal control system that guarantees that the reporting system is reliable and that legal requirements are adhered to. Risk developments are identified at an early stage, mechanisms put in place to secure the balance sheet and liquidity, and to protect net assets and operating availability, and risk costs are optimized.

**Risk analysis**
The starting point for risk analysis within the REpower Systems Group is the strategic positioning of the Company and the business targets set in the individual divisions. The scope of risks which can be taken is therefore determined implicitly in strategic planning, as well as in the medium-term planning, financial forecasts, and other planning of the Company.

The first step involves systematically collating the information relating to risks. This is followed by risk assessment, which involves estimating the scale of any potential loss of assets (where this is sufficiently probable) or deviation from activity targets, by looking at the potential effects (scale) along with their estimated frequency of occurrence (probability of occurrence).

The final stage of the risk management process involves reducing the risks by means of appropriate measures, such as adjusting our market orientation, technical facilities, software, organizational form or personnel policy, measures to ensure the availability of production processes, activities in the areas of environmental protection, fire protection and production liability.

As well as the risk management procedure, the control procedures are constantly checked for possible gaps in coverage.

Business and functional managers in the REpower Systems Group are personally responsible for the risk situation and risk management in their own areas. These "risk owners" submit a quarterly statement on their particular risk area as part of a risk inventory. This information is included in the risk report and is used by the Managing Board to reassess the identified risks on a regular basis.

## Environmental protection

**Risks**
Most of the risks identified by the REpower Systems Group are not classified as posing a threat to the existence of the Company. However, two "material" risks resulting from REpower's strategic decision to have components supplied as opposed to manufacturing them in-house emerged from the risk analysis process.

This decision means that the REpower Systems Group depends to a not inconsiderable extent on its suppliers providing it with high-quality components in the quantities required and at the time specified by REpower. If the number of incoming orders increases, this could result in delays in the supply of the components required for production to the REpower Systems Group, given that the number of suppliers who are in a position to supply these key components is limited. This could result in the Company being unable to complete the orders received on time and thus in an obligation to pay contractual penalties for delays in the erection of turbines.

It cannot be ruled out that REpower may be unable to guarantee the manufacture of turbines ordered under supply contracts which have already been agreed by the deadline specified due to delays in the delivery of components. The potential consequences of this could have a negative effect on the net assets, financial position and results of operations of the Company.

The REpower Systems Group has already taken measures to counter these risks. Firstly, it has increased the number of suppliers in order to reduce its dependency on individual component providers. Secondly, it introduced a quality management system in 2002, the chief aim of which is to guarantee that the components delivered comply with the quality standards set by the REpower Systems Group.

In addition, the Company has identified further individual business risks which have been given a risk potential of moderate to low. The internal risk report, which is updated every quarter, contains further information on these risks, which do not pose a threat to the existence of the Company.

Environmental protection was once again an integral part of all of the REpower Systems Group's business processes during the period under review. Our core business lies in the development and application of environmentally-friendly technologies. The high quality and long life of REpower technologies as well as recycling-friendly construction mean that our products make a significant contribution to protecting the environment and conserving resources. In order to ensure that REpower maintains these high standards in the long term, the Company was in constant contact in 2002 with both the suppliers of its components and the Verband Deutscher Maschinen- und Anlagenbau (VDMA – the German Machinery and Plant Manufacturers' Association), of which REpower is a member. As a result of this process, we managed to make our wind turbines less noisy and less reflective.

## Net assets, financial position and results of operations

REpower Systems AG, Hamburg
The net assets, financial position and results of operations of REpower Systems AG are set out below in comparison to the previous year.

### Net assets

#### Fixed assets
Fixed assets increased by EUR 6.3 million (+61.8%) from EUR 10.2 million as of December 31, 2001 to EUR 16.5 million as of December 31, 2002.

#### Intangible assets
Intangible assets are composed mainly of capitalized development costs for the MD70 and MD77 wind turbines and of software licenses.

#### Tangible assets
The increase in tangible assets in 2002 is mainly due to the investments made in new production facilities at the Trampe and Husum sites. Land was also acquired. In addition, investments were made in operating and office equipment, as well as in IT equipment, as part of the expansion of all of our divisions. Technical equipment also includes individual wind turbines which the Company runs for its own account.

#### Financial assets
Financial assets totaling EUR 2.6 million at the balance sheet date are mainly composed of equity investments in German and foreign companies. The additions made in the fiscal year mainly relate to the newly-acquired interest in FEdeF, France (a newly formed company), and a capital increase at REpower España, Spain. The equity investment in Aioliki REpower A.E. was transferred from shares in project companies to fixed assets, since REpower intends to retain this interest on a long-term basis.

#### Current assets
Current assets increased by EUR 96.5 million (+230.3%), from EUR 41.9 million as of December 31, 2001 to EUR 138.4 million as of December 31, 2002. These accounted for 78.9% of total assets as of December 31, 2001, and 87.9% of total assets as of December 31, 2002.

Inventories and trade receivables grew mainly as a result of the increase in sales and the expansion of operating activities.

Other current assets mainly comprise short-term loans which were granted in individual cases for the implementation of wind farm projects.

The items entitled "securities" and "shares in project companies" mainly include shares in companies for the implementation of wind farms that are intended for sale.

#### Equity
Equity increased by EUR 88.9 million (+1,167.7%) from EUR 7.6 million as of December 31, 2001 to EUR 96.5 million as of December 31, 2002. The equity ratio rose from 14.3 percent as of December 31, 2001 to 61.3 percent as of December 31, 2002.

In 2002, REpower Systems AG's share capital increased by EUR 2.0 million due to a cash capital increase. The premium of EUR 80.0 million was appropriated to the capital reserves.

#### Provisions
Provisions rose by EUR 8.3 million (+58.0%) from EUR 14.3 million as of December 31, 2001 to EUR 22.6 million as of December 31, 2002. This corresponds to 26.9 percent of total assets as of December 31, 2001 and 14.4 percent of total assets as of December 31, 2002. The provisions for taxes relate primarily to trade tax and corporation tax.

Other provisions relate mainly to provisions for warranties and maintenance resulting from the sale of wind turbines, as well as provisions for personnel expenses.

#### Liabilities
Liabilities increased by EUR 5.7 million (+18.2%) from EUR 31.3 million as of December 31, 2001 to EUR 37.0 million as of December 31, 2002.

Trade payables accounted for the largest proportion of liabilities. 13.7 percent of liabilities to banks are due in 2003, 49.1 percent are due in the period between 2004 and 2007, and 37.2 percent are due later.

The item "payments received on account of orders" relates primarily to payments received for wind turbines which had not been commissioned by the balance sheet date.

The substantial increase in trade payables is, as with receivables and other assets, mainly attributable to the expansion of operating activities.

The item "other liabilities" contains liabilities from taxes and from social security.

**Deferred income**
Deferred income in 2001 and 2002 was mainly composed of license fees paid in advance.

**Financial position**

Revenue from the IPO amounting to EUR 82.0 million resulted in only a slight increase in cash and cash equivalents in 2002 due to the large-scale expansion of operating activities and the high level of investments.

**Results of operations**

REpower Systems AG's gross revenue is composed of the items sales, increase or decrease in work in progress and own work capitalized.

**Sales**
In 2002, REpower Systems AG generated 94.1 percent of its sales by manufacturing and selling wind turbines. License income plus income from service, maintenance and operations management, electricity revenue and other income accounted for the second largest category.

The Company's sales rose by EUR 88.4 million (+69.8%), from EUR 126.7 million in 2001 to EUR 215.1 million in 2002.

In addition to the increase in the number of wind farms realized and wind turbines manufactured, this was mainly due to the growing proportion of sales accounted for by the large MD 70/77 turbine, which has an output of 1.5 megawatts. This model accounted for 87.8 percent of orders for wind turbines in 2002, compared with 48.0 percent in 2001.

**Other operating income**
Other operating income fell by EUR 1.2 million (-33.3%), from EUR 3.6 million in 2001 to EUR 2.4 million in 2002.

The most significant items were commissions received, the reversal of provisions and specific valuation allowances, as well as insurance compensation.

**Cost of materials**
The cost of materials was the main cost item in the period under review in terms of gross revenue. The cost of materials includes the cost of raw materials, consumables and supplies, and of purchased merchandise as well as the cost of purchased services.

This figure rose by EUR 65.2 million (+65.5%), from EUR 99.5 million in 2001 to EUR 164.7 million in 2002.

The sharp increase in the cost of materials was largely the result of the expansion of operating activities. The ratio of cost of materials to gross revenue amounted to 77.8 percent in 2001 and 75.5 percent in 2002.

Personnel expenses
Personnel expenses increased by EUR 5.8 million (+58.0%), from EUR 10.0 million in 2001 to EUR 15.8 million in 2002.

The main reason for the increase in personnel expenses in 2002 was the increase in the number of employees from 248 as of December 31, 2001 to 400 as of December 31, 2002. The personnel expenses ratio was 7.8 percent in 2001 and 7.2 percent in 2002.

**Amortization of intangible assets**
Depreciation and amortization of intangible and tangible assets increased by EUR 0.5 million (+41.7%), from EUR 1.2 million in 2001 to EUR 1.7 million in 2002. In relation to gross revenue, it accounted for a share of 1.0 percent in 2001 and 0.8 percent in 2002.

The amortization of intangible assets was mainly the result of the amortization of capitalized development costs for the MD 70 and MD 77 wind turbines, whereas the depreciation of tangible assets mainly related to buildings and technical equipment.

**Other operating expenses**
Other operating expenses grew by EUR 9.9 million (+81.1%) from EUR 12.2 million in 2001 to EUR 22.1 million in 2002. This increase was largely attributable to the large-scale expansion of operating activities. These other operating expenses accounted for 9.6 percent of gross revenue in 2001 and 10.1 percent in 2002.

The development of other operating expenses was dominated by the warranties item. This accounted for a 40.1 percent share of total other operating expenses in 2001 and 28.5 percent in 2002.

In 2002, a special effect relating to legal and consulting costs in connection with the restructuring and formation of the Group prior to the IPO.

**EBITDA**
EBITDA increased by EUR 8.1 million (+82.7%), from EUR 9.8 million in 2001 to EUR 17.9 million in 2002. EBITDA margins amounted to 7.7 percent of gross revenue in 2001 and 8.2 percent in 2002.

**Write-downs of financial assets and of investments classified as current assets**
Write-downs of financial assets and of investments classified as current assets amounted to EUR 0.2 million in 2001 and EUR 0.01 million in 2002.

**EBIT**
EBIT increased by EUR 7.6 million (+88.4%) from EUR 8.6 million in 2001to EUR 16.2 million in 2002. In terms of gross revenue, the EBIT margins were 6.7 percent in 2001 and 7.5 percent in 2002.

**Financial result**
The financial result improved to EUR 1.3 million (2001: EUR -1.2 million). In addition to interest income, this contains a dividend payment from Denker & Wulf AG of EUR 0.8 million.

**Result from ordinary activities**
The result from ordinary activities increased by EUR 10.2 million (+139.7%) from EUR 7.3 million in 2001 to EUR 17.5 million in 2002. This corresponded to 5.7 percent of gross revenue in 2001 and 8.0 percent in 2002.

**Net income for the year**
Net income for the year improved by EUR 4.9 million (+245.0%) from EUR 2.0 million in 2001 to EUR 6.9 million in 2002. The return on sales (the ratio of net income for the year to gross revenue) was 1.6 percent in 2001 and 3.2 percent in 2002.

☐ REpower Systems Group
The net assets, financial position and results of operations of the REpower Systems Group are set out below:

In the consolidated financial statements of REpower Systems, prepared in accordance with International Accounting Standards (IAS), the figures for 2002 are compared with the figures for 2001.

**Net assets**

**Consolidated non-current assets**
Consolidated non-current assets increased by EUR 5.3 million (30.1%), from EUR 17.6 million as of December 31, 2001 to EUR 22.9 million as of December 31, 2002.

**Intangible assets**
Intangible assets are composed of software licenses and capitalized development costs for the MD 70/77 wind turbines. In addition, the acquisition of land also entailed the acquisition of rights to erect and operate wind turbines. These rights are carried as intangible assets on the balance sheet and are reduced by straight-line amortization over the life of the rights acquired (25 years).

**Property, plant and equipment**
The increase in property, plant and equipment in 2002 is mainly attributable to investments in the Husum and Trampe production sites. In addition, land was acquired for equalization measures and wind energy sites. Investments were also made in operating and office equipment as well as in IT equipment as part of the expansion of all of our divisions. Property, plant and equipment also contains individual wind turbines.

**Non-current financial assets**
Non-current financial assets mainly comprise investments in German and foreign companies. The Greek company Aioliki REpower (49%), the French companies LVDF (50%) and FEdeF (50%), the Australian company Notus Energy (50%) and the Canadian company REpower Wind Corp were consolidated at equity for the first time in 2002. The Spanish subsidiary REpower España (100%) – formerly Jacobs Energia – was fully consolidated.

**Current assets**
Current assets rose by EUR 105.5 million (+168.0%), from EUR 62.8 million as of December 31, 2001 to EUR 168.3 million as of December 31, 2002. This corresponded to 77.1 percent of total assets as of December 31, 2001, and 86.9 percent of total assets as of December 31, 2002.

Inventories and trade receivables increased mainly as a result of the growth in revenue and the expansion of operating activities.

Other assets classified as current assets mainly relate to current borrowings granted in individual cases for the implementation of wind farms.

The item "investments in project companies" mainly contains investments in companies for the implementation of wind farms that are intended for sale.

**Consolidated equity**
Consolidated equity increased by EUR 92.8 million (+587.3%), from EUR 15.8 million as of December 31, 2001 to EUR 108.6 million as of December 31, 2002. As such, the equity ratio increased from 19.4 percent as of December 31, 2001 to 56.1 percent as of December 31, 2002.

The drastic increase in Group equity is largely due to the IPO on March 26, 2002. The IPO involved a capital increase in return for the issue of 2 million new no-par value shares with a notional value of EUR 1.00 each. The IPO proceeds of EUR 80.0 million were appropriated to the share premium. In accordance with SIC 17, the costs attributable to the IPO – net of the related income tax benefit – were charged to the share premium account.

**Minority interests**
The minority interests mainly result from investments held by other shareholders in Denker & Wulf AG, which account for around 16 percent.

**Provisions**
Provisions increased by EUR 15.3 million (+79.3%), from EUR 19.3 million as of December 31, 2001 to EUR 34.6 million as of December 31, 2002. This corresponds to 23.7 percent of total assets as of December 31, 2001 and 17.9 percent as of December 31, 2002.

The provisions for taxes relate primarily to trade tax and corporation tax.

The other provisions are primarily attributable to provisions for warranties and maintenance resulting from the sale of wind turbines.

**Liabilities**
Liabilities increased by EUR 3.2 million (+7.5%), from EUR 42.9 million as of December 31, 2001 to EUR 46.1 million as of December 31, 2002.

Trade payables account for the largest proportion of liabilities. These increased by EUR 13.3 million (+123.1%), from EUR 10.8 million as of December 31, 2001 to EUR 24.1 million as of December 31, 2002. As is the case with receivables and other assets, this substantial increase is mainly due to the expansion of operating activities.

The item "advances received from customers" is primarily attributable to advance payments for wind turbines which had not been commissioned by the balance sheet date.

The item "other liabilities" includes tax and social security liabilities.

**Deferred revenue**

Deferred revenue for 2001 and 2002 relates mainly to advance payments for license fees.

**Financial position**

The Group recorded net cash from financing activities of EUR 76.9 million, which is largely the result of the proceeds from the IPO less directly attributable costs. Net cash used in operating activities amounted to EUR -51.9 million, and net cash used in investing activities to EUR -7.8 million.

**Results of operations**

Gross revenue is composed of the items revenue, changes in inventories of work in progress and work performed and capitalized.

**Revenue**

In 2002, the REpower Systems Group generated 93.8 percent of its revenue from the manufacture and sale of wind turbines. Proceeds from the development of wind farm projects accounted for the second largest share of revenue. Revenue was also generated from licenses, as well as service, maintenance and operations management, electricity revenue and other revenue.

The Company's revenue increased by EUR 112.9 million (+79.7%), from EUR 141.6 million in 2001 to EUR 254.5 million in 2002.

In addition to the increase in the number of wind farms realized and wind turbines manufactured, this was mainly due to the growing proportion of revenue accounted for by the large MD 70/77 turbine, which has an output of 1.5 megawatts. At 89.9 percent, these turbines accounted for almost double the amount of orders in 2002 as in 2001 (45.4 percent).

**Other operating income**

Other operating income fell by EUR 1.7 million (-54.8%), from EUR 3.1 million in 2001 to EUR 1.4 million in 2002.

The most significant items were income from the reversal of provisions and specific valuation allowances, as well as insurance compensation.

**Cost of materials**

In terms of gross revenue, the cost of materials was the main cost item in the period under review. The cost of materials is composed of the cost of raw materials and supplies used and the cost of purchased services.

This item increased by EUR 78.7 million (+75.5%), from EUR104.3 million in 2001 to EUR 183.0 million in 2002.

The sharp increase in the cost of materials is mainly attributable to the expansion of operating activities. The cost of material ratio amounted to 71.1 percent of gross revenue in 2001 and 72.9 percent in 2002.

**Staff costs**

Staff costs rose by EUR 6.1 million (+57.5%), from EUR 10.6 million in 2001 to EUR 16.7 million in 2002.

The main reason for the increase in staff costs in 2002 was the increase in the number of employees in the Group from 260 as of December 31, 2001 to 419 as of December 31, 2002. The staff costs ratio was 7.2 percent in 2001, falling to 6.7 percent in 2002.

**Amortization of intangible assets**

Amortization of intangible assets and depreciation of property, plant and equipment increased by EUR 0.8 million (+36.4%) from EUR 2.2 million in 2001 to EUR 3.0 million in 2002. This represented 1.5 percent of gross revenue in 2001 and 1.2 percent in 2002.

Amortization of intangible assets mainly related to the amortization of capitalized goodwill and capitalized development costs for the MD 70 and MD 77 wind turbines, while the depreciation of property, plant and equipment was mainly attributable to buildings and plant.

**Other operating expenses**
Other operating expenses rose by EUR 9.1 million (+63.6%), from EUR 14.3 million in 2001 to EUR 23.4 million in 2002. The increase in other operating expenses was mainly due to the large-scale expansion of operating activities. Other operating expenses accounted for 9.7 percent of gross revenue in 2001 and 9.3 percent in 2002.

**Income from equity investments**
Income from equity investments primarily relates to the income generated by Denker & Wulf AG from operating and management activities as a result of its status under company law. Income from equity investments totaled around EUR 0.2 million in 2001, and EUR 0.9 million in 2002. This also includes proceeds from the sale of wind turbines from the inventories of project companies.

**EBITDA**
EBITDA increased by EUR 8.6 million (+41.7%), from EUR 20.6 million in 2001 to EUR 29.2 million in 2002. EBITDA margins amounted to 14.0 percent of gross revenue in 2001 and 11.6 percent in 2002. The main reason for the drop in the margin in 2002 was special effects relating to other operating expenses.

**Write-downs of non-current financial assets and current financial instruments**
Write-downs of non-current financial assets and current financial instruments totaled EUR 0.2 million in 2001 and EUR 0.04 million in 2002.

**EBIT**
EBIT increased by EUR 7.7 million (+41.8%), from EUR 18.4 million in 2001 to EUR 26.1 million in 2002. EBIT margins amounted to 12.5 percent of gross revenue in 2001 and 10.4 percent in 2002. As a result, the Group was able to meet its target of a double-digit EBIT margin in 2002.

**Interest result**
The interest result was negative in both 2001 and 2002. It totaled EUR -1.9 million in 2001 and EUR -0.02 million in 2002.

**Net profit from ordinary activities**
Net profit from ordinary activities increased by EUR 9.9 million (+60.0%) from EUR 16.5 million in 2001 to EUR 26.4 million in 2002. This corresponded to 11.2 percent of gross revenue in 2001, and 10.5 percent in 2002.
The reasons for this increase are the same as those for the change in EBITDA.

**Consolidated net profit for the year**
The consolidated net profit for the year improved by EUR 5.8 million (+64.4%), from EUR 9.0 million in 2001 to EUR 14.8 million in 2002. The ratio of consolidated net profit to gross revenue was 6.1 percent in 2001 and 5.9 percent in 2002.

The development of consolidated net profit for the year was due to the same factors as the change in EBITDA.

Earnings attributable to minority interests amounted to EUR 1.2 million in 2001. This fell by EUR 0.3 million (-25.0%) in 2002 to EUR 0.9 million. This mainly relates to the other shareholders in Denker & Wulf AG, who hold an interest of around 16 percent.



"My job is to drive forward our biggest vision. This is why I value the short decision paths in the Company and its healthy balance between courage and caution."

*Dr.-Ing. Martin Skiba, Rendsburg, Offshore Business Development*







## Outlook

In order to meet the challenges facing
tomorrow's energy policy,
you have to act in a sustainable manner today



The German wind energy industry is facing a period of overall economic instability in 2003. The global economic downturn and international political tensions are unsettling the relevant markets. This means that the wind energy industry, like other sectors, will be confronted with a reluctance among investors, banks and insurance companies to invest and provide finance in the coming year. As a result, individual companies have to come up with forward-looking, innovative concepts. The political framework for wind energy remains positive thanks to the feed-in fees. The defined goals of the German federal government, and of other governments as well, suggest that further political support can be expected for the wind energy industry in the future.

According to estimates, the growth in newly installed rated output is likely to slow in 2003 following a record year in 2002. This is due to the increasing shortage of attractive sites in Germany. However, total installed rated output is still expected to increase by around 3,000 megawatts in 2003.

In light of the new sales opportunities arising from the future offshore usage and the increasing replacement of older, smaller turbines with larger and more cost-effective ones, as well as the favorable political environment, the opportunities for long-term growth in the German wind energy industry are extremely positive. Wind energy is expected to generate 10 percent of the country's total electricity by 2010.

On a global level, total installed rated output is expected to increase by 30 percent to over 42,000 megawatts in 2003. Wind energy will therefore continue to represent a major international growth industry in fiscal year 2003. The growth forecasts for countries such as France, the UK, Ireland and Portugal are the most promising in Europe.

Despite the poor economic outlook, REpower Systems AG is optimistic for fiscal 2003. On the basis of our current booked business and the project pipeline provided by our project development company Denker & Wulf AG, we expect our volume of business to increase substantially once again, with gross revenue of EUR 330 million. Our objective is to grow profitably, which means that we are aiming to record a double-digit EBIT margin.

Company planning is based on a three-pillar strategy: the domestic marketing of our turbines to third parties, marketing via our project development company Denker & Wulf, and the sale of our turbines to third parties abroad. We expect the number of turbines installed in 2003 to significantly exceed the figure for fiscal 2002, with the number of turbines installed in Germany remaining on a similar level. We expect to meet our growth target for 2003 by increasing the share of our foreign business. In addition, we will generate income from our project development business, where we plan to implement projects involving 80 wind turbines. Our services and licensing business will also contribute to our projected gross revenue.

Earnings from our eight existing agreements are expected to fall in 2003 due to an expected drop in income from the agreement concluded with Nordex. Income from the Services division is expected to grow in line with the gross revenue generated from the sale of turbines and from project development.

In 2003, we expect to make a similar level of investments as in 2002. These will mainly consist of expenditure on property, plant and equipment as a result of REpower Systems AG's growth strategy, as well as investments in prototypes and in the establishment of subsidiaries and associates.

We expect the rise in costs to be proportionately lower due to the larger number of installed turbines. Our plans also allow for a relative increase in research and development costs than in 2002 due to our ambitious development program. These will be offset to some extent by the income from subsidies for the development of our 5-megawatt turbine.

As in 2002, an important objective for the coming year is to recruit and integrate additional highly-qualified employees at REpower Systems AG. In order to allow us to realize our long-term growth targets, we again







plan to recruit up to one hundred new employees to REpower Systems AG in 2003. These employees will be recruited in the service, technical support and foreign business areas in particular.

After focusing on the preparations for going international in 2002, we expect these measures to start paying off in 2003. Given the range of activities performed in European markets such as France, Italy, Greece and Spain, as well as in markets outside Europe such as Japan, Canada and Australia, we are aiming to increase the share of our foreign business substantially. In 2003, we will continue with our internationalization process in order to secure a project pipeline for the years to come. In addition to our core markets, we will be focusing on new markets, such as the United Kingdom, in the coming year.

We also aim to make considerable technical progress in 2003. In spring 2003, we hope to add a further highly attractive multi-megawatt turbine to our product portfolio with the erection of the prototype of the MM 82. In addition, we plan to develop a 60 Hz version of the MD and MM turbines for the Japanese and North American markets in the coming fiscal year. The Company's targets in the offshore area will concentrate on the development of the 5-megawatt turbine in 2003, the objective being to erect the pilot turbine onshore in spring 2004, and on planning on- and offshore sites on which to test the 5-megawatt turbine.

Development opportunities for our shares in 2003 remain linked to the stabilization of the global stock markets. At present, we are unable to give firm guidance as to when the economy as a whole will recover and a solution to the Iraq crisis will be found – both of which are necessary to turn the stock markets around. However, we believe in principle that a recovery on the stock markets would have a positive effect on REpower's shares. In this context, we are pleased to note REpower Systems AG's admission to the new TecDax index, which had already been announced at the time when this Annual Report was drawn up. This means that REpower Systems AG will rate among the top 110 listed companies in Germany and, as a member of this index, will achieve greater visibility on the capital markets.

On the whole, we hope that our consistently positive and detailed reports will not only improve and maintain the trust of investors, but will also document the increase in the enterprise value of the REpower Systems Group, which remains our long-term objective.

**Consolidated balance sheet (IAS) for the periods ended December 31, 2002 and December 31, 2001**

| Assets | Note | Dec. 31, 02 EUR | Prior period Dec. 31, 01 EUR |
|---|---|---|---|
| **Current assets** | 4.1. | | |
| Cash and cash equivalents | 4.1.1. | 11,582,436 | 2,869,069 |
| Current financial instruments | | 0 | 672 |
| Investments in project companies | 4.1.2. | 1,216,783 | 1,992,051 |
| Construction contracts in progress | 4.1.3. | 4,306,785 | 2,664,050 |
| Trade receivables | 4.1.4. | 88,855,924 | 26,383,102 |
| Intragroup receivables | 4.1.5. | 674,022 | 314,496 |
| Receivables from project companies | 4.1.6. | 16,593,735 | 1,726,347 |
| Inventories | 4.1.7. | 43,134,552 | 23,274,364 |
| Prepaid expenses and other current assets | 4.1.8. | 4,391,841 | 4,679,291 |
| **Total current assets** | | 170,756,078 | 63,903,442 |
| | | | |
| **Non-current assets** | 4.2. | | |
| Property, plant and equipment | 4.2.1. | 18,301,742 | 13,961,568 |
| Intangible assets | 4.2.2. | 2,178,761 | 888,020 |
| Goodwill | 4.2.3. | 1,477,027 | 1,958,820 |
| Non-current financial assets | 4.2.4. | 291,159 | 653,427 |
| Equity-accounted investments | 4.2.5. | 527,624 | 0 |
| Long-term loans | 4.2.6. | 169,437 | 169,437 |
| Deferred tax assets | 4.2.7. | 22,860 | 0 |
| **Total non-current assets** | | 22,968,610 | 17,631,272 |
| **Total assets** | | 193,724,688 | 81,534,714 |

| **Equity and liabilities** | Note | Dec. 31, 02 EUR | Prior period Dec. 31, 01 EUR |
|---|---|---|---|
| **Current liabilities** | 4.3. | | |
| Current borrowings and current portion of non-current borrowings | 4.3.1. | 6,140,800 | 14,597,672 |
| Trade payables | 4.3.1. | 24,103,431 | 10,765,880 |
| Intragroup payables | 4.3.1. | 16,947 | 552,386 |
| Liabilities to project companies | 4.3.1. | 0 | 825,201 |
| Advances received from customers | 4.3.2. | 1,419,791 | 861,327 |
| Provisions | 4.3.3. | 21,586,066 | 12,856,282 |
| Deferred revenue | 4.3.4. | 1,324,579 | 70,365 |
| Income tax liabilities | 4.3.5. | 13,021,167 | 6,459,000 |
| Other current liabilities | 4.3.6. | 8,247,460 | 8,140,687 |
| **Total current liabilities** | | **75,860,241** | **55,128,800** |
| **Non-current liabilities** | 4.4. | | |
| Non-current borrowings | 4.4.1. | 6,294,824 | 7,272,990 |
| Deferred tax liabilities | 4.4.2. | 780,521 | 1,911,678 |
| **Total non-current liabilities** | | **7,075,345** | **9,184,668** |
| Minority interest | 4.5. | 2,178,832 | 1,458,624 |
| **Equity** | 4.6. | | |
| Share capital | 4.6.1. | 5,401,198 | 3,401,198 |
| Share premium | 4.6.2. | 79,385,655 | 3,376,482 |
| Accumulated profits (incl. retained earnings) | 4.6.3. | 23,823,417 | 8,984,942 |
| **Total equity** | | **108,610,270** | **15,762,622** |
| **Total equity and liabilities** | | **193,724,688** | **81,534,714** |

**Consolidated income statement (IAS) for the periods January 1 to December 31, 2002 and 2001**

| **Income statement** | Note | Jan. 1-Dec. 31, 02 EUR | Prior period Jan. 1-Dec. 31, 01 EUR |
|---|---|---|---|
| Revenue | 5.1. | 254,486,065 | 141,639,598 |
| Changes in inventories of finished goods and work in progress | | -3,488,510 | 5,022,090 |
| **Gross revenue** | | **250,997,555** | **146,661,688** |
| Other operating income | 5.2. | 1,368,947 | 3,100,211 |
| Cost of materials/cost of purchased services | 5.3. | -183,024,248 | -104,284,142 |
| Staff costs | 5.4. | -16,733,613 | -10,618,971 |
| Depreciation and amortization expense (excl. goodwill amortization) | | -2,385,855 | -1,702,355 |
| Goodwill amortization | | -662,081 | -481,803 |
| Other operating expenses | 5.5. | -23,411,596 | -14,275,704 |
| **Operating result** | | **26,149,109** | **18,398,924** |
| Net interest expense | 5.6. | -18,297 | -1,915,125 |
| Income from other investees | 5.6. | 905,306 | 153,591 |
| Net expense from equity-accounted investments | 5.6. | -583,070 | 0 |
| Write-downs of investments in other investees and in project companies | 5.6. | -38,875 | -181,941 |
| **Profit before taxes (and minority interest)** | | **26,414,173** | **16,455,449** |
| Income tax expense | 5.7. | -10,633,135 | -6,288,491 |
| Other taxes | | -56,893 | -21,846 |
| **Profit before minority interest** | | **15,724,145** | **10,145,112** |
| Minority interest | | -885,670 | -1,154,736 |
| **Net profit for the period** | | **14,838,475** | **8,990,376** |
| Earrnings per share | 5.8 | 3.03 | 2.84 |
| Weighted average shares outstanding | | 4,901,198 | 3,165,073 |

**Consolidated cash flow statement for fiscal years 2002 and 2001**

| **Cash flow statement** | Notes | Dec. 31, 02 in EUR | Prior period Dec. 31, 01 in tsd. EUR |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net profit before minority interest and taxes: | | 26,414,173 | 16,455 |
| Adjustments for: | | | |
| Depreciation and amortization expense (excl. goodwill amortization) | | 2,800,085 | 1,884 |
| Goodwill amortization | | 662,081 | 482 |
| Interest income | 5.6 | 935,396 | 561 |
| Interest expense | 5.6 | -953,693 | -2,476 |
| Increase/decrease in provisions | | 8,729,783 | 3,748 |
| Gain/loss on disposal of non-current assets | | -56,032 | -108 |
| Change in working capital | | -83,428,020 | -11,085 |
| Interest paid | | -953,693 | -2,535 |
| Income taxes paid | | -6,082,981 | -412 |
| **Net cash used in/from operating activities** | | **-51,932,901** | **6,514** |
| | | | |
| **Cash flows from investing activities** | | | |
| Payments to acquire subsidiaries, net of cash acquired | | 0 | 748 |
| Payments to acquire non-current assets | | -9,309,661 | -7,359 |
| Proceeds from the sale of non-current assets | | 589,048 | 188 |
| Interest received | | 935,396 | 561 |
| **Net cash used in investing activities** | | **-7,785,217** | **-5,861** |
| | | | |
| **Cash flows from financing activities** | | | |
| Proceeds from capital increases | | 82,000,000 | 1,221 |
| less IPO costs | | -3,990,827 | 0 |
| Dividends paid to minority interests | | -142,650 | -4,122 |
| Proceeds from non-current borrowings | | 0 | 589 |
| Loan repayments | | -978,166 | 0 |
| **Net cash from/used in financing activities** | | **76,888,357** | **-2,312** |
| | | | |
| **Net increase/decrease in cash and cash equivalents** | | **17,170,239** | **-1,659** |
| | | | |
| Cash and cash equivalents at beginning of period | 9. | -11,728,603 | -10,069 |
| **Cash and cash equivalents at end of period** | 9. | **5,441,636** | **-11,728** |
| | | | |
| Bank balances | 4.1.1 | 11,582,436 | 2,869 |
| Current financial instruments | | 0 | 1 |
| Current bank loans and overdrafts | 4.3.1 | -6,140,800 | -14,598 |
| | | | |
| **Cash and cash equivalents at end of period** | | **5,441,636** | **-11,728** |

**Consolidated statement of changes in equity (condensed) for fiscal years 2002 and 2001**

| | Share capital EUR | Share premium EUR | Accumulated profits EUR | Total EUR |
|---|---|---|---|---|
| **Balance at January 1, 2001** | 50,000 | 0 | -5,434 | 44,566 |
| Non-cash capital increase | 2,878,948 | 2,627,063 | 0 | 5,506,011 |
| Cash capital increase | 472,250 | 749,419 | 0 | 1,221,669 |
| Consolidated net profit 2001 | 0 | 0 | 8,990,376 | 8,990,376 |
| **Balance at December 31, 2001** | 3,401,198 | 3,376,482 | 8,984,942 | 15,762,622 |
| **Balance at January 1, 2002** | 3,401,198 | 3,376,482 | 8,984,942 | 15,762,622 |
| Non-cash capital increase | 2,000,000 | 0 | 0 | 2,000,000 |
| Share premium from issuance of shares | 0 | 80,000,000 | 0 | 80,000,000 |
| Costs of IPO, net of related income tax benefit | 0 | -3,990,827 | 0 | -3,990,827 |
| Consolidated net profit 2002 | 0 | 0 | 14,838,475 | 14,838,475 |
| **Balance at December 31, 2002** | 5,401,198 | 79,385,655 | 23,823,417 | 108,610,270 |

## 1. Introduction

The REpower Systems Group, with REpower Systems AG, Hamburg, as the Group parent, produces and markets wind turbines. The Group's activities also include the development of wind farm projects. The shares of REpower Systems AG were first listed in Deutsche Börse AG's Neuer Markt segment on March 26, 2002.
REpower Systems AG is required to prepare consolidated financial statements for the fiscal year ended December 31, 2002. These consolidated financial statements as of December 31, 2002 were prepared in accordance with International Accounting Standards (IAS) on the basis of the exemption contained in section 292 a of the HGB (German Commercial Code). Application of this exemption is possible because the Company's shares have been listed on an organized market as defined by section 2 of the WpHG (German Securities Trading Act) since March 26, 2002. The comparatives for fiscal year 2001 are also presented in accordance with the IAS.

## 2. Basis of consolidation

### 2.1. Consolidated Group

#### 2.1.1. Companies consolidated

In the years under review, the consolidated Group consists of the following fully consolidated German and foreign companies:

| | Group share of nominal capital at | |
|---|---|---|
| | Dec. 31, 2002 | Dec. 31, 2001 |
| | % | % |
| REpower España S.L., La Coruña, (E) [1.] | 100.00 | 100.00 |
| Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG | 84.15 | 84.15 |
| Regenerative Energiewandlung REW GmbH | 84.15 | 84.15 |
| Denker & Wulf AG | 84.15 | 84.15 |
| Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG | 73.71 | 73.71 |

[1.] first-time consolidated in fiscal year 2002

Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are subsidiaries of Denker & Wulf AG and operate wind turbines. Regenerative Energiewandlung REW GmbH - also a subsidiary of Denker & Wulf AG - is both the general partner of other wind farm companies and the operator of a wind turbine.
REpower España S.L. (formerly Jacobs Energia S.L.), registered in La Coruña/Spain, is the first foreign consolidated company. This company was formed in fiscal year 2000 and started operating on October 24, 2000. Its purpose is to develop and market wind turbines in Spain.
Changes in the consolidated Group in 2002 relate to the first-time consolidation of REpower España S.L. This company was not consolidated in 2001 for reasons of materiality.

### 2.1.2. Equity-accounted investments

The following associates are included in the 2002 consolidated financial statements and measured at equity for the first time:

| | Group share of nominal capital at | |
|---|---|---|
| | Dec. 31, 2002 | Dec. 31, 2001 |
| | % | % |
| Les Vents de France S.A.S. (F) | 50.00 | 50.00 |
| Fermes Eoliennes de France S.A.S. (F) | 50.00 | -- |
| Aioliki REpower A.E. (GR) | 49.00 | 51.00 |
| Notus Energy Pty. Ltd. (AUS) | 50.00 | -- |
| REpower Wind Corp. (CAN) | 50.00 | -- |

These companies are marketing companies that develop our markets outside Germany. Most of them started operating in fiscal year 2002. Those equity investments that already existed in fiscal year 2001 were not consolidated in the comparative prior period for reasons of materiality, but were carried at cost.
Notus Energy Pty. Ltd (Australia) and REpower Wind Corp. (Canada) were formed in fiscal year 2002. The 50 percent equity interest in Fermes Eoliennes de France ("FedeF") was acquired on December 12, 2002.

### 2.1.3. Unconsolidated companies

**a.) Unconsolidated subsidiaries**

The following subsidiaries were not included in the consolidated financial statements for reasons of materiality. These are small corporations as defined by section 267 (1) of the HGB. The results of these subsidiaries for fiscal years 2001 and 2002 are presented below to indicate their financial position:

| | | Result | |
|---|---|---|---|
| | Equity interest | Dec. 31, 2002 | Dec. 31, 2001 |
| | in % | in tsd. EUR | in tsd. EUR |
| 1. BWU Projekt GmbH | 100.00 | -1.5 | -- |
| 2. ENAT Denker & Wulf AG (PL) | 100.00 | *) | **) |
| 3. Erneuerbare Energie Beteiligungs-GmbH | 100.00 | 0.0 | -1.0 |
| 4. German Renewable Energy Enterprise GmbH | 100.00 | 0.0 | 0.0 |
| 5. Güstow Wind GmbH | 100.00 | 0.0 | -1.0 |
| 6. REpower Betriebs- und Beteiligungsgesellschaft mbH*** | 100.00 | -2.7 | -1.0 |
| 7. UW Güstow Betriebs GbR mbH | 84.00 | 0.0 | 25.0 |
| 8. Eolis S.A.R.L. (F) | 51.00 | *) | -2.0 |

*) annual financial statements as of Dec. 31, 2002 not yet available.
**) annual financial statements as of Dec. 31, 2001 not yet available.
***) formerly: Verwaltungsges. pro + pro Energiesysteme mbH

The investments in Wasserkraft Finowkanal GmbH and Windpark Wernikow GmbH & Co. KG reported in the previous year as subsidiaries were reduced to below 20 percent in fiscal year 2002 by the sale of shares.

**b.) Associates not accounted for using the equity method**

The following associates are accounted for at cost, rather than at equity, in the consolidated financial statements:

| | Equity interest in % | Result Dec. 31, 2002 in tsd. EUR | Result Dec. 31, 2001 in tsd. EUR |
|---|---|---|---|
| 1. Energy Wind Czech s.r.o. (CZ) | 50.00 | 0.0 | 2.4 |
| 2. Verwaltung Windpark Coppanz GmbH | 25.00 | *) | -- |
| 3. UW Bad Oldesloe | 48.50 | *) | -- |
| 4. Windpark Finsterwalde GmbH | 30.00 | 67.4 | 0.0 |
| 5. Umweltprojekt Management GmbH | 50.00 | -1.6 | -1.0 |

*) annual financial statements as of Dec. 31, 2002 not yet available.

These companies were not accounted for at equity for reasons of materiality.

**c.) Unconsolidated project companies**

*In addition, the following investments in companies in which REpower Systems AG holds a majority interest either directly, or indirectly through Denker & Wulf AG, are carried as current assets:*

| Companies | Domicile | Equity interest % | Equity **) EUR | Result 2002 **) EUR |
|---|---|---|---|---|
| *Investments in project companies* | | | | |
| REW GmbH & CO. Eins Wind-KG | Sehestedt | 100.0 | -4,579 | -4,386 |
| REW GmbH & CO. Vier Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & CO. Fünf Wind-KG | Sehestedt | 100.0 | -408 | -219 |
| REW GmbH & CO. Sechs Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & CO. Acht Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & CO. Neun Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & CO. Zehn Wind-KG | Sehestedt | 100.0 | 0 | 0 |
| CEE LE Coruna/EOLICOS Tourinan (E) | La Coruña | <10 | 600,976 | *) |
| WINDFELD Ludwigshöhe Erschl. GmbH | Nechlin | 50.0 | 0 | 0 |
| Eólica Menorca S. L. (E) | Palma | 70.0 | 3,005 | *) |
| REW WP Alsleben GmbH & Co. KG | Sehestedt | 100.0 | -1,781 | -269 |
| REW Wittstock-Kraatz GmbH & Co. KG | Sehestedt | 100.0 | -696 | -235 |
| WP Uckermark GmbH & Co .KG 2 | Sehestedt | 100.0 | 1,367 | -907 |
| REWE LTD., Iskitler (TR) | Ankara | 90.0 | 112,360 | *) |
| Güstow GmbH & Co. KG | Güstow | 100.0 | -225,420 | -767 |
| REW Gross Pinnow GmbH & Co. KG | Sehestedt | 100.0 | -2,005 | -293 |
| REW Eixen GmbH & Co. KG | Sehestedt | 100.0 | -2,215 | -297 |
| REW GmbH & Co. Elf Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & Co. Zwölf Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & Co. Dreizehn Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & CO. Vierzehn Wind-KG | Sehestedt | 100.0 | -407 | 219 |
| REW GmbH & CO. Fünfzehn Wind-KG | Sehestedt | 100.0 | -406 | -219 |
| REW GmbH & CO. Sechzehn Wind-KG | Sehestedt | 100.0 | -407 | -219 |

| | | | | |
|---|---|---|---|---|
| REW GmbH & Co. Siebzehn Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & Co. Achtzehn Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & Co. Neunzehn Wind-KG | Sehestedt | 100.0 | -407 | -219 |
| REW GmbH & Co. Zwanzig Wind-KG | Sehestedt | 100.0 | -404 | -219 |
| REW Oederquart Zwei GmbH & Co. KG | Sehestedt | 100.0 | -334 | -604 |
| REW Blüthen-Premslin GmbH & Co. KG | Sehestedt | 100.0 | -2,349 | -247 |
| REW Kränzlin GmbH & Co. KG | Sehestedt | 100.0 | -13,317 | -245 |
| REW Oederquart GmbH & Co. KG | Oederquart | 50.0 | -2,945 | -243 |
| WP Grömitz GmbH & Co. KG | Grömitz | 90.0 | 389,278 | 892,664 |
| WP Grömitz Zwei GmbH & Co. KG | Grömitz | 90.0 | 386,941 | 713,424 |
| WP Grömitz Drei GmbH & Co. KG | Grömitz | 90.0 | 387,009 | 712,184 |
| WP Grömitz Vier GmbH & Co. KG | Grömitz | 100.0 | 267,537 | 199,745 |
| WP Grömitz Fünf GmbH & Co. KG | Grömitz | 100.0 | 173,774 | 113,903 |
| WP Grömitz Acht GmbH & Co. KG | Grömitz | 100.0 | -343 | -829 |
| Netzanschluss Schrepkow GmbH | Sehestedt | 50.0 | 25,183 | 183 |

*) annual financial statements as of Dec. 31, 2002 not yet available; equity shown is as of Dec. 31, 2001
**) results and equity based on preliminary financial statements as of Dec. 31, 2002

These companies develop wind farms. Once development of the wind farms has been completed, we intend selling our interests in these companies. They are not consolidated because of the intention to sell the interests in these companies.
The equity interest indicates the direct interest held by REpower Systems AG or by its subsidiary Denker & Wulf AG.

## 2.2. Consolidation methods

Capital consolidation uses the purchase method in accordance with IAS 22, under which the cost of equity interests acquired is eliminated against the parent company's share of the subsidiary's equity. Any excess of cost of acquisition over the net assets acquired is recognized as goodwill and amortized ratably over the estimated useful life of five years. In those cases where the future economic benefits of an investment cannot be reliably estimated, goodwill is written down.
The contributions implemented as transactions among enterprises under common control in fiscal year 2001 are reported at their carrying amounts in the consolidated financial statements. The differences between the equity granted at the time of contribution and the equity of the subsidiaries are reported in the share premium account within equity.
In accordance with IAS 28, investments in associates are measured at the parent's interest in the equity of the companies consolidated. Proportionate intercompany profits have not been consolidated for reasons of materiality.
In accordance with IAS 27, intercompany income and expenses are eliminated, as are receivables and liabilities between consolidated companies. Deferred taxes are recognized for the tax effects of consolidation adjustments recognized in income.

## 3. Summary of significant accounting policies

## 3.1. General

The consolidated financial statements of REpower Systems AG have been derived from the single-entity financial statements of all consolidated companies prepared in accordance with IAS. The necessary consolidation adjustments

were made and IAS recognition and measurement principles were applied.
During the year under review, the Company reclassified the balance sheet presentation to the format that it also uses for interim reporting under the rules and regulations of the Neuer Markt. This classification also complies with IAS 1.
The prior-period comparatives had to be partly restated because of the reclassification. This relates primarily to non-current financial assets, goodwill and intragroup receivables and liabilities.
The consolidated financial statements 2002 and 2001 were prepared on the basis of REpower Systems AG's uniform accounting policies. The accounting polices used in the 2001 consolidated financial statements were applied unchanged to the 2002 consolidated financial statements. The underlying single-entity financial statements were all prepared in euros (EUR).

## 3.2. Accounting policies

### 3.2.1. Balance sheet and income statement items

Cash and bank balances are carried at their nominal values.
Current financial instruments and investments in project companies are carried at their fair values, which have so far corresponded to cost.
Items reported as construction contracts in progress relate to those specific customer orders in progress at the reporting date where the profit or loss on the contract can be estimated reliably. Advances received from customers were deducted directly from the corresponding balance sheet item at their principal amount. Construction contracts in progress are measured using the percentage of completion method in accordance with IAS 11, under which the expected net selling proceeds are recognized by reference to the state of completion at the balance sheet date. Contract revenue was recognized on the basis of customer orders. The stage of completion of the individual contracts is determined using the cost-to-cost approach, under which costs incurred by the balance sheet date are recognized in proportion to the total estimated cost to complete the contract. The contract costs comprise all indirect or direct production costs attributable to the contract. Borrowing costs are expensed.
Trade receivables are carried at cost less cumulative specific valuation allowances for all identifiable risks.
Other current assets, intragroup receivables, receivables from project companies and prepaid expenses are carried at amortized cost.
Inventories include raw materials and supplies, work in progress and advance payments on inventories. Raw materials and supplies are carried at cost. Work in progress that is not linked to specific customer orders is carried at cost in accordance with IAS 2. Construction contracts for which profit or loss cannot be measured reliably are reported as work in progress and measured in accordance with IAS 2. Advance payments on inventories are carried at their principal amounts.
Items of property, plant and equipment are carried at acquisition or production cost and reduced by straight-line depreciation over their useful lives. Cost comprises all expenditures to acquire or produce the assets, where these can be reliably determined or estimated. Borrowing costs are not recognized in the cost of items of property, plant and equipment.
Measurement of depreciation charges is based on the following useful lives:

| | Useful life years | Depreciation Rate in % |
|---|---|---|
| Buildings | 25 - 50 | 4 - 2 |
| Plant and machinery | 6 - 21 | 16 - 5 |
| Operating and office equipment | 3 - 10 | 33 - 10 |

Purchased intangible assets are carried at cost and reduced by straight-line amortization over their useful lives. Internally generated intangible assets are capitalized at cost and amortized over their expected useful lives, provided that the following criteria are met:

- the intangible asset is technically feasible and will thus be available for use;
- there is an intention to complete the intangible asset and use it;
- the intangible asset can be used;
- it can be demonstrated that the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset can be demonstrated; and
- the expenditure attributable to the intangible asset during its development can be demonstrated and measured reliably.

Goodwill is generally reduced by straight-line amortization over a useful life of between five and ten years. Goodwill is regularly tested for impairment, and is written down if necessary in the event of permanent impairment. The following useful lives have been applied:

| | Useful life years | Amortization Rate in % |
|---|---|---|
| Goodwill | 5 - 10 | 20 -10 |
| Capitalized development costs | 5 | 20 |
| Licenses, software | 3 - 10 | 33 - 10 |

Investments in subsidiaries and associates and in other investees are disclosed under non-current financial assets. Investments in subsidiaries are carried at fair value, which corresponds to cost. In accordance with IAS 28, investments in associates are carried at equity. Investments in other investees are carried at fair value, which corresponds to cost.

Long-term loans are other loans measured at amortized cost. Loans are written down in the event of permanent impairment.

Liabilities are measured at amortized cost, corresponding to the repayment amount. In accordance with IAS 37, provisions are recognized for all identifiable obligations to third parties where it is expected that settlement of the obligations will result in an outflow from the Group of resources embodying economic benefits, and the amount of the obligation can be measured reliably. Provisions are not discounted for reasons of materiality. Deferred revenue relates to unrealized license income and investment subsidies linked to future periods.

The transaction costs for the issuance of equity instruments, in particular the costs of the IPO, are deducted from equity, net of the related income tax benefit. In accordance with SIC 17, the costs of an equity transaction comprise only those incremental external costs that are directly attributable to the transaction.

### 3.2.2. Revenue recognition

Revenue from the sale of wind turbines, license income and revenue from services contracts (maintenance contracts, operating and management contracts) are reported as revenue. Revenue is recognized when the wind turbines are delivered and put into use for the first time. In the case of construction contracts in progress at the balance sheet date that are measured using the percentage of completion method, revenue is reported by reference to the stage of completion of the contract, provided that the stage of completion has reached or exceeded at least 20 percent. License income is generated from both volume license agreements and from one-time licenses that are not limited in time or volume. Volume license agreements are recognized as the licenses are used. In the case of one-time licenses, revenue is recognized when the license is granted. Prepayments received on volume license agreements are deferred and recognized in income on the basis of the terms of the agreement. Income from services agreements is recognized when the services concerned are rendered.

### 3.2.3. Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized in accordance with IAS 12. This standard requires deferred tax assets or liabilities to be recognized for temporary differences between the carrying amounts of assets and liabilities in the IAS consolidated financial statements and their tax base.
Deferred tax assets are recognized for tax loss carryforwards where it is probable that sufficient taxable income will be available in future.
Income taxes on the costs of the IPO are charged directly to equity where the corresponding expenses for the IPO were also charged directly to equity.
Deferred tax assets and liabilities are calculated on the basis of future enacted tax rates on the temporary differences. The applicable corporate income tax rate for German companies is 26.5 percent for calendar year 2003 and 25.0 percent starting in calendar year 2004. The solidarity surcharge is 5.5 percent. The average trade tax expense is 13.625 percent; the trade tax expense reduces taxable income. Combining the different tax types for the calculation of the deferred tax expenses in the 2002 consolidated financial statements and in the previous year produces a flat tax rate of 40 percent on taxable income. This tax rate also reflects the corporate income tax rate of 26.5 percent expected for fiscal year 2003.
Deferred taxes are classified as deferred tax assets and deferred tax liabilities. The deferred tax assets and liabilities were offset in the 2001 comparative period because only German companies were included in the consolidated financial statements and the Company intended to settle on a net basis.

### 3.2.4. Borrowing costs

Borrowing costs are recognized as expenses and are not included in production costs.

### 3.2.5. Foreign currency translation

Annual financial statements of foreign subsidiaries and associates were translated into euros at the closing rate as required. Foreign currency receivables and liabilities are translated at the rates prevailing at the transaction date. Other balance sheet items were not translated at the closing rate in accordance with IAS 21 for reasons of materiality.

### 3.2.6. Financial instruments

As defined by IAS 32, originated financial instruments comprise both loans, receivables as well as other current assets, and all classes of liabilities. The accounting policies applied to these financial instruments are described in the relevant notes.
There are no derivatives.

### 3.2.7. Contingent liabilities

Contingent liabilities as defined by IAS 37 are disclosed in the notes where it is not unlikely that there will be an outflow of resources and the amount of the obligation can be measured reliably.

### 3.2.8. Events after the balance sheet date

There were no reportable events after the balance sheet date. Please refer also to the group management report.

## 4. Balance sheet disclosures
### 4.1. Current assets
#### 4.1.1. Cash and cash equivalents

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Cash | 12 | 4 |
| Bank balances | 11,570 | 2,865 |
| **Total** | **11,582** | **2,869** |

#### 4.1.2. Investments in project companies

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd.EUR |
|---|---|---|
| Aioliki REpower A.E.* (GR) | -- | 748 |
| WP Grömitz GmbH & Co. KG | 242 | 242 |
| WP Grömitz Zwei GmbH & Co. KG | 242 | 242 |
| WP Grömitz Drei GmbH & Co. KG | 242 | 242 |
| WP Grömitz Vier GmbH & Co. KG | 156 | 156 |
| WP Grömitz Fünf GmbH & Co. KG | 156 | 156 |
| WP Grömitz Acht GmbH & Co. KG | 4 | -- |
| 17 project companies REW GmbH & Co. KG Wind-KG (1-20, excl. Nos. 2, 3 and 7) [previous year: 19] | 43 | 90 |
| Eólica Menorca S.L. (E) | 72 | 72 |
| 14 other project companies [previous year: 18] | 60 | 44 |
| **Total** | **1,217** | **1,992** |

* Consolidated at equity starting in 2002

A total of 38 equity investments as limited partner in partnerships or as shareholder in corporations are reported as investments in project companies; these are mainly held by our Denker & Wulf AG subsidiary.
The purpose of the project companies is the construction and operation of wind farms. Certain companies have been formed as shell companies to enable the short-term implementation of future projects. We aim to sell the investments once construction of the wind farm projects has been completed.
Insofar as additional liable capital contribution obligations are assumed by Group companies relating to investments in project companies, that are currently payable as cash contributions, these are reported as other financial obligations.

### 4.1.3. Construction contracts in progress

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Construction contracts in progress | 5,589 | 12,047 |
| less: advance payments received | -1,282 | -9,383 |
| Total | 4,307 | 2,664 |

Work in progress at the balance sheet date measured using the percentage of completion method in accordance with IAS 11 is disclosed under this item. Advance payments received for recognized contracts have been deducted . Material expenses of EUR 4,664 thousand were incurred for these contracts. Profit from these projects in 2002 amounts to EUR 925 thousand.

### 4.1.4. Trade receivables

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Trade receivables | 88,856 | 26,383 |
| Total | 88,856 | 26,383 |

Trade receivables relate primarily to receivables from customers from the sale of wind turbines. Specific bad debt allowances of EUR 1,646 thousand (December 31, 2001: EUR 731 thousand) were charged on receivables as of December 31, 2002. The receivables have less than one year to maturity.

### 4.1.5. Intragroup receivables

Intragroup receivables relate to receivables from unconsolidated subsidiaries, associates and other investees. Intragroup receivables in the year under review were as follows:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Loans to three German companies | 0 | 219 |
| Loans to two foreign companies | 674 | 0 |
| Other | 0 | 96 |
| Total | 674 | 315 |

### 4.1.6. Receivables from project companies

Receivables from project companies are composed of the following items:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Trade receivables from six German project companies | 14,018 | 0 |
| Loans to eleven German project companies (previous year: seven) | 1,121 | 779 |
| Loans to three foreign project companies (previous year: two) | 933 | 947 |
| Undistributed earnings of equity investments | 521 | 0 |
| **Total** | 16,593 | 1,726 |

### 4.1.7. Inventories

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Raw materials and supplies | 30,713 | 9,156 |
| Work in progress | 9,261 | 12,749 |
| Advance payments | 3,161 | 1,369 |
| **Total** | 43,135 | 23,274 |

Raw materials and supplies relate to inventories for the production of wind turbines.
Work in progress relates to wind turbines under construction and to advance expenditure for project development in connection with the completion of wind turbines for which no customer-specific order was received at the balance sheet date, or for which no reliable estimate of the contract profit or loss was possible. Work in progress is measured at cost including attributable overheads, but excluding borrowing costs.
The advance payments reported relate to prepayments to suppliers.

### 4.1.8. Prepaid expenses and other current assets

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| **Other assets** | | |
| Loans granted | 556 | 1,824 |
| Receivables from the sale of project companies | 0 | 894 |
| Receivables from shareholders and related parties | 0 | 159 |
| Advance commissions paid | 453 | 371 |
| Miscellaneous | 879 | 346 |
| Total | 1,888 | 3,594 |
| **Prepaid expenses** | 2,504 | 1,085 |
| **Total** | 4,392 | 4,679 |

Most other assets are due within one year.
The prepaid expenses relate primarily to prepayments of insurance premiums.

## 4.2. Non-current assets

### 4.2.1. Property, plant and equipment

Property, plant and equipment is composed of the following items:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Land and buildings | 6,080 | 4,992 |
| Plant and machinery | 5,478 | 5,794 |
| Operating and office equipment | 5,033 | 2,756 |
| Advance payments and assets under development | 1,711 | 419 |
| Total | 18,302 | 13,961 |

### 4.2.2. Intangible assets

Intangible assets are composed of software licenses and capitalized development costs for wind turbines. In addition, the acquisition of land also entailed the acquisition of rights to construct and operate wind turbines. These rights are carried as intangible assets and are reduced by straight-line amortization over the life of the rights acquired (25 years). Goodwill is reported separately from other intangible assets.

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Software and licenses | 456 | 266 |
| Rights of use | 1,349 | 0 |
| Development costs | 374 | 622 |
| Total | 2,179 | 888 |

### 4.2.3. Goodwill

Goodwill relates to purchased goodwill from investments in Group companies .

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Goodwill | 1,477 | 1,959 |
| Total | 1,477 | 1,959 |

Changes in the year under review relate to the amortization of this goodwill over five years.

### 4.2.4. Non-current financial assets

Non-current financial assets are composed of the following items:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Investments in subsidiaries | 172 | 404 |
| Investments in other investees | 104 | 222 |
| Non-current investments | 15 | 28 |
| **Total** | **291** | **654** |

Investments in subsidiaries relate to long-term investments in German and foreign corporations in which the Company holds a majority of shares or of the voting power. Please refer to the explanations under 2.1.2 for the reasons for non-consolidation of these companies.

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd EUR |
|---|---|---|
| REpower Espana S.L. (E) [1)] | 0 | 193 |
| Wasserkraft Finowkanal GmbH | -- | 55 |
| BWU Projekt GmbH | 25 | -- |
| ENAT Denker & Wulf spzoo (PL) | 43 | 43 |
| Güstow Wind GmbH | 25 | 26 |
| Eolis S.A.R.L. (F) | 26 | 26 |
| GREE GmbH | 25 | 25 |
| EEB Erneuerbare Energie Beteiligungs-GmbH | 25 | 25 |
| Windpark Wernikow GmbH & Co. KG | -- | 8 |
| Umspannwerk Güstow Betriebs GbR mbH | 3 | 3 |
| **Total** | **172** | **404** |

[1)] This company is fully consolidated starting in 2002

The investments in other investees relate to the following companies:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| REW Coppanz GmbH & Co. KG | 25 | 0 |
| Windpark Finsterwalde GmbH | 15 | 15 |
| Wasserkraft Finowkanal GmbH | 14 | 0 |
| Umweltprojekt Management GmbH | 13 | 13 |
| Umspannwerk Bad Oldesloe | 12 | 0 |
| Repower Geothermie | 10 | 10 |
| Verwaltung Windpark Coppanz GmbH & Co. KG | 7 | 0 |
| Windpark Wernikow GmbH & Co. KG | 7 | -- |
| EWCZ (CZ) | 1 | 1 |
| Les Vents de France [1)] | 0 | 183 |
| **Total** | **104** | **222** |

[1)] This company is carried at equity starting in 2002

The non-current investments relate to investments and investment funds.

### 4.2.5. Equity-accounted investments

Equity-accounted investments relate to investments in foreign corporations and partnerships in which REpower Systems AG and its subsidiaries hold between 20% and 50% of the voting power, or where the Company is able to exercise a significant influence on the associate's business policies.

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Les Vents de France S.A.S. (F) | 0 | -- |
| Fermes Eoliennes de France (F) | 16 | -- |
| Notus Energy Ltd. (AUS) | 0 | -- |
| REpower Windpower Corp. (CAN) | 0 | -- |
| Aioliki REpower S.A. (GR) [1] | 512 | 0 |
| **Total** | 528 | 0 |

[1] Carried at equity for the first time in fiscal year 2002

The equity-accounted investments carried in the consolidated financial statements at EUR 0 have further proportionate net losses totaling EUR 175 thousand, which will be offset against future profits of these associates.

### 4.2.6. Long-term loans

The long-term loans relate to interest-bearing loans to a foreign wind farm company. The annual interest rates were 6.55 and 7.0 percent. The loans mature on September 15, 2006.

### 4.2.7. Deferred tax assets

The deferred tax assets result from temporary differences between the carrying amounts in the consolidated financial statements and in the tax base.

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Deferred tax assets | 23 | 0 |
| **Total** | 23 | 0 |

The deferred tax assets carried as non-current assets result from the ratable reversal of investment subsidies. Deferred tax assets and liabilities were reported on a net basis in the previous year.

### 4.3. Current liabilities

#### 4.3.1. Liabilities

| | Dec. 31, 2002<br>in tsd. EUR | Dec. 31, 2001<br>in tsd. EUR |
|---|---|---|
| Current borrowings and current portion of non-current borrowings | 6,141 | 14,598 |
| Trade payables | 24,103 | 10,766 |
| Intragroup payables | 17 | 552 |
| Liabilities to project companies | 0 | 825 |
| **Total** | **30,261** | **26,741** |

All liabilities reported have a term of less than one year.
The interest rates for current bank loans and overdrafts were between seven and twelve percent.

#### 4.3.2. Advances received from customers

Advances received from customers relate to customer prepayments that are not linked to construction contracts. The advance payments received from customers thus amount to EUR 1,420 thousand in 2002 (previous year: EUR 861 thousand).

#### 4.3.3. Provisions

The other provisions have been recognized in accordance with IAS 37. These relate to legal or constructive obligations whose settlement is expected to result in an outflow of resources embodying economic benefits, and whose amount can be measured reliably. The provisions are not discounted for reasons of materiality.

Changes in provisions are presented below:

| | 12/31/01<br>in tsd. EUR | Utilization<br>in tsd. EUR | Reversals<br>in tsd. EUR | Additions<br>in tsd. EUR | 12/31/02<br>in tsd. EUR |
|---|---|---|---|---|---|
| Warranties, income guarantees, maintenance | 9,010 | 5,280 | 66 | 10,068 | 13,732 |
| Follow-up project costs | 1,255 | 603 | 58 | 4,174 | 4,768 |
| Provisions for unused vacation | 336 | 313 | 23 | 806 | 806 |
| Bonuses | 358 | 358 | 0 | 340 | 340 |
| Year-end audit and accountancy | 174 | 157 | 17 | 312 | 312 |
| Workers' compensation | 105 | 76 | 0 | 150 | 179 |
| Rent/leases | 83 | 15 | 0 | 5 | 73 |
| Litigation costs | 205 | 0 | 165 | 15 | 55 |
| Overtime | 64 | 64 | 0 | 23 | 23 |
| Miscellaneous | 1,266 | 1,136 | 95 | 1,263 | 1,298 |
| **Total** | **12,856** | **8,002** | **424** | **17,156** | **21,586** |

### 4.3.4. Deferred revenue

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Deferred revenue | 1,325 | 70 |
| **Total** | **1,325** | **70** |

Deferred revenue relates primarily to license fees received prior to the balance sheet date that will only result in recognizable revenue when the license has been used after the balance sheet date, and to investment subsidies relating to future periods.

### 4.3.5. Income tax liabilities

The income tax liabilities amounting to EUR 13,021 thousand (previous year: EUR 6,459 thousand) relate to trade tax (EUR 5,825 thousand), corporate income tax (EUR 7,009 thousand) and the solidarity surcharge (EUR 187 thousand). This item relates mainly to taxes owed for fiscal years 2002 and 2001.

### 4.3.6. Other current liabilities

The other current liabilities are composed of the following items:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Tax liabilities | 7,181 | 7,634 |
| Social security liabilities | 436 | 271 |
| Payable to employees | 234 | 140 |
| Miscellaneous | 396 | 96 |
| **Total** | **8,247** | **8,141** |

## 4.4. Non-current liabilities

### 4.4.1. Non-current borrowings

The non-current borrowings amounting to a total of EUR 6,295 thousand (previous year: EUR 7,273 thousand) relate solely to liabilities to banks. The annual interest rates were between five and nine percent. Loans received amounting to EUR 3,596 thousand have a term of between two and five years. Bank loans amounting to EUR 2,699 thousand have a term of more than five years. Non-current liabilities to banks amounting to EUR 6,346 thousand were secured by real estate liens (EUR 4,799 thousand), the assignment of inventories as collateral (EUR 256 thousand), and the assignment of electricity revenue and insurance claims.

### 4.4.2. Deferred tax liabilities

The deferred tax liabilities result from temporary differences between the carrying amounts in the consolidated financial statements and in the tax base. The following table shows the sources of the deferred tax liabilities recognized in the balance sheet from temporary differences:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Construction contracts in progress | 289 | 1,873 |
| Trade receivables | 0 | -671 |
| Property, plant and equipment | 317 | 190 |
| Capitalized development costs | 149 | 249 |
| Tax losses on equity investments | 25 | 270 |
| **Total** | **780** | **1,911** |

### 4.5. Minority interest

The minority interest consists of the interest in earnings and capital attributable to minority shareholders and relates to the Denker & Wulf AG subgroup.

### 4.6. Equity

Composition of equity:

| | Dec. 31, 2002 in tsd. EUR | Dec. 31, 2001 in tsd. EUR |
|---|---|---|
| Share capital | 5,401 | 3,401 |
| Share premium | 79,386 | 3,376 |
| Accumulated profits | 23,823 | 8,985 |
| **Total** | **108,610** | **15,762** |

#### 4.6.1. Share capital

The share capital of REpower Systems AG amounted to EUR 5,401,198 at December 31, 2002. The share capital was increased by EUR 2,000,000 from EUR 3,401,198 at the beginning of 2002.
The share capital is composed of 5,401,198 no-par value shares with a notional value of EUR 1.00 each. The shares are registered shares.

**Capital increases for the IPO**
The Annual General Meeting of REpower Systems AG on December 21, 2001 resolved to increase the share capital of EUR 3,401,198 by cash contributions of up to EUR 2,598,802, but by a minimum of EUR 2,000,000, to a maximum of EUR 6,000,000. The capital increase was to be implemented by issuing new no-par value bearer shares with a notional value of EUR 1.00 each. The resolution was recorded in the commercial register on February 5, 2002. The share capital was increased by EUR 2,000,000 on March 21, 2002 for the IPO in fiscal year 2002 .

**Authorized capital**
The Annual General Meeting on December 21, 2001 resolved to authorize the Managing Board to increase the share capital of the Company up to December 15, 2006, with the consent of the Supervisory Board, by issuing new shares against cash or non-cash contributions on one or several occasions by up to a total of EUR 2,700,599.00.

#### 4.6.2. Share premium

The share premium account changed as follows:

| | in tsd. EUR | 2002<br>in tsd. EUR |
|---|---|---|
| Balance at Jan. 1 | | 3,376 |
| Share premium from IPO | | 80,000 |
| External costs of IPO | -6,651 | |
| Income tax benefit from costs of IPO | 2,660 | |
| Net cash payment for costs of IPO | | -3,991 |
| **Balance at Dec. 31** | | **79,385** |

The share premium at the beginning of fiscal year 2002 contains differences from contribution and merger transactions and capital consolidation, and a share premium from a cash capital increase in 2001. The contribution and merger transactions were treated as transactions among enterprises under common control. Positive and negative differences from these transactions were offset and reported as an addition to the share premium.

In fiscal year 2002, 2,000,000 no-par value shares of the Company were placed on the Neuer Markt operated by Deutsche Börse AG at an issue price of EUR 41.00 each. The IPO proceeds of EUR 82,000,000, less the notional value of the no-par value shares amounting to EUR 2,000,000, were appropriated to the share premium.

In accordance with SIC 17, the external costs directly attributable to the aforementioned appropriation of the IPO proceeds - net of the related income tax benefit - were charged directly to the share premium account.

Further details of changes in individual equity accounts can be found in the statement of changes in equity.

#### 4.6.3. Accumulated profits

The accumulated profits changed as follows:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Balance at Jan. 1 | 8,985 | -5 |
| Consolidated net profit for the period | 14,838 | 8,990 |
| **Balance at Dec. 31** | **23,823** | **8,985** |

The distributable profit results from the accumulated profits of REpower Systems AG as reported in the HGB single-entity financial statements and amounts to EUR 8,966 thousand at December 31, 2002.

### 5. Income statement disclosures

### 5.1. Revenue

The companies of the REpower Systems Group were active in a single segment only in fiscal years 2002 and 2001: the development and manufacture of wind turbines and the planning of wind turbine projects. Revenue is primarily generated in Germany. Increased foreign activities are not expected until 2003. For this reason, revenue is not classified further and no changes in revenue are presented for segment reporting purposes.

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Revenue from the sale of wind turbines | 238,703 | 127,942 |
| Project revenue | 1,366 | 5,120 |
| Maintenance and sale of materials | 7,447 | 3,615 |
| License income | 4,642 | 3,199 |
| Sales from power generation | 1,865 | 1,154 |
| Services revenue | 380 | 239 |
| Other | 83 | 371 |
| **Total** | **254,486** | **141,640** |

### 5.2. Other operating income

Material other operating income is composed of the following items:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Income from the reversal of provisions | 424 | 1,010 |
| Income from the reversal of general bad debt provision | 14 | 0 |
| Recharges | 0 | 899 |
| Insurance compensation | 315 | 164 |
| Subsidies | 115 | 119 |
| Miscellaneous | 501 | 908 |
| **Total** | **1,369** | **3,100** |

### 5.3. Cost of materials and cost of purchased services

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Cost of raw materials and supplies used | 151,099 | 48,817 |
| Cost of purchased services | 31,925 | 55,467 |
| **Total** | **183,024** | **104,284** |

The cost of materials is composed of the cost of raw materials and supplies used and of the cost of purchased services.

### 5.4. Staff costs

| | 2002 in tsd. EUR | 2001 in tsd. EUR |
|---|---|---|
| Wages and salaries | 14,023 | 9,069 |
| Social security contributions | 2,711 | 1,550 |
| Total | 16,734 | 10,619 |

Average number of employees during the year:

| | 2002 | 2001 |
|---|---|---|
| Salaried employees | 199 | 94 |
| Hourly workers | 157 | 121 |
| Total | 356 | 215 |

### 5.5. Other operating expenses

Other operating expenses are composed of the following items:

| | 2002 in tsd. EUR | 2001 in tsd. EUR |
|---|---|---|
| Warranty expenses | 6,299 | 3,689 |
| Write-offs/write-downs of receivables | 2,493 | 1,018 |
| Legal and consulting fees | 2,298 | 2,156 |
| Advertising and travel expenses | 2,013 | 1,288 |
| Administrative expenses | 1,789 | 833 |
| Insurance costs | 1,569 | 233 |
| Vehicle expenses | 777 | 338 |
| Repairs and maintenance | 703 | 302 |
| IT expenses | 649 | 131 |
| Development costs | 614 | 162 |
| Monetary transaction costs/guarantee commissions | 351 | 502 |
| Loss on the disposal of assets | 200 | 0 |
| Sales commissions/shipping costs | 157 | 1,946 |
| Miscellaneous | 3,500 | 1,678 |
| Total | 23,412 | 14,276 |

### 5.6. Net financial income/net finance costs

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Other interest and similar income | 935 | 561 |
| Income from other investees | 905 | 153 |
| Net expense from equity-accounted investments | -583 | 0 |
| Interest and similar expenses | -953 | -2,476 |
| Write-downs of investments in other investees and in project companies | -39 | -181 |
| **Total** | **265** | **-1,943** |

Income from other investees results primarily from profit distributions by investees and from income of Denker & Wulf AG from business and operating management activities on the basis of its shareholder status.

Write-downs of non-current financial assets and investments in project companies are composed of the following items:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Impairment losses on foreign investments in other investees | 15 | 182 |
| Write-downs of investment in a foreign project company | 24 | 0 |
| **Total** | **39** | **182** |

### 5.7. Income tax expense

The income tax expense results from the current taxes of the companies consolidated and from deferred taxes, and is composed of the following items:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Current income tax expense | 9,187 | 5,520 |
| Deferred tax expense | 1,446 | 768 |
| **Total** | **10,633** | **6,288** |

The expected tax rate for 2002 and 2001 is 40.0 percent; the increase in the rate of corporate income tax in Germany for 2003 from the current 25.0 percent to 26.5 percent is already included in the expected tax rate. The expected tax rate of 40.0 percent is derived as follows:

| | |
|---|---|
| Trade tax (flat rate) | 13.625% |
| Corporate income tax (25% of profit after trade tax) | 25.000% |
| Solidarity surcharge (5.5% of corporate income tax) | 1.375% |
| **Aggregate tax rate on profit before taxes** | **40.000%** |

The sources of the difference between the expected and the current tax expense in the Group are explained in the following table:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| Expected tax expense | 10,555 | 6,582 |
| Non-deductible goodwill amortization | 252 | 169 |
| Unrecognized tax assets from foreign loss carryforwards | 91 | 0 |
| Share in net profit or loss of associates | 233 | 0 |
| Different assessment rates for trade tax | -774 | -379 |
| Income from partnerships (trade tax exempt) | -336 | -44 |
| Income from equity investments | 744 | 0 |
| Other tax effects | -132 | -40 |
| **Current tax expense** | **10,633** | **6,288** |

Payment of future dividends to shareholders results in recoverable corporate income tax of EUR 472 thousand at REpower Systems AG.
No deferred tax assets were recognized from losses of foreign companies amounting to EUR 808 thousand, as the future profits generated by these companies cannot be estimated reliably.

### 5.8. Earnings per share

| | 2002<br>in EUR | 2001<br>in EUR |
|---|---|---|
| Consolidated net profit | 14,838,475 | 8,990,367 |
| Number of no-par value shares outstanding* | 4,901,198 | 3,165,073 |
| **Earnings per share*** | **3.03** | **2.84** |

* weighted average

The number of no-par value shares used to compute earnings per share for 2002 was calculated as the weighted average number of shares outstanding in 2002. The formula is: (90 / 360 x 3,401,198 + 270/360 x 5,401,198 = 4,901,198). The 5,401,198 shares at the balance sheet date carrying full dividend rights for 2002 result in consolidated earnings per share of EUR 2.75 (2001: EUR 2.64/share).

## 6. Leases

All leases at REpower Systems AG and its consolidated subsidiaries are structured as operating leases. All leases meet the criteria set out in IAS 17. Lease payments are expensed directly in the income statement.
Future obligations under these leases are presented as other financial obligations under "Contingencies and commitments".

### 7. Contingencies and commitments

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| **Other financial obligations** | | |
| Lease and rental obligations | | |
| thereof due within one year | 279 | 194 |
| thereof due between two and four years | 275 | 242 |
| thereof due after more than four years | 171 | 41 |
| **Total** | **725** | **477** |
| | | |
| **Contingent liabilities** | | |
| Guarantees | 14,679 | 8,221 |
| Comfort letters | 610 | |
| Liable capital contributions for limited partner investments | 4,615 | 4,921 |
| **Total** | **19,904** | **13,142** |

Our Denker & Wulf AG subsidiary holds an interest in a total of 43 operating companies in the form of German civil law partnerships without having made any capital contribution. These companies operate a total of 56 wind turbines. Denker & Wulf AG is responsible for business and operating management under the terms of the partnership agreements. The legal form of these companies entails theoretical liability risks for Denker & Wulf AG.

### 8. Financial instruments

The consolidated balance sheet contains originated financial instruments; under IAS 32, these include trade receivables and liabilities, as well as other financial assets and liabilities.
The fair values of financial assets and liabilities are largely identical to their carrying amounts due to the short maturities of the items involved.
The maximum credit and default risk of the financial assets corresponds to the reported amounts of these assets.
The foreign currency risk from operating activities is insignificant.
The interest rate risk from changes in market rates of interest applies primarily to receivables and liabilities with more than one year to maturity. Such longer maturities play a role for financial liabilities in particular. The interest rate risk that results if no fixed rates of interest have been agreed is not hedged by derivatives due to the small amounts involved.
No derivatives were used in the period under review.

## 9. Cash flow disclosures

The Group cash flow statement in accordance with IAS 7 is classified by operating, investing and financing activities. The cash and cash equivalents reported in the cash flow statement consist of cash and bank balances, net of current bank loans and overdrafts.
Cash and cash equivalents are composed of the following items:

| | 2002<br>in tsd. EUR | 2001<br>in tsd. EUR |
|---|---|---|
| **Cash and cash equivalents at beginning of period** | | |
| Cash and bank balances | 2,869 | 16,464 |
| less: current bank loans and overdrafts | -14,598 | -26,533 |
| **Total** | -11,729 | -10,069 |
| **Cash and cash equivalents at end of period** | | |
| Cash and bank balances | 11,582 | 2,869 |
| less: current bank loans and overdrafts | -6,141 | -14,598 |
| **Total** | 5,441 | -11,729 |

The indirect method was used to compute cash flows from operating activities. The cash flow statement commences with net profit before minority interest and taxes. Interest and taxes paid were allocated to operating activities and are reported there under separate headings.
Cash flows from investing activities are composed of payments to acquire intangible assets, property, plant and equipment, and non-current financial assets; proceeds from the sale of non-current assets; and interest received.
Cash flows from financing activities result from proceeds from capital increases. The change in non-current liabilities to banks was reported under financing activities.

## 10. Disclosures required by section 292a HGB

The consolidated financial statements for the period ended December 31, 2002 have been prepared as exempting consolidated financial statements in accordance with International Accounting Standards (IAS). Differences between IAS and the accounting, measurement and consolidation methods under German law (HGB) relate to the following matters:

Capitalization of internally generated intangible assets: under IAS, development costs for wind turbines are capitalized and amortized over the expected useful life. HGB prohibits the recognition of internally generated intangible assets.

Differences in the recognition and measurement of inventories and receivables: under IAS, work in progress from customer-specific orders is measured using the percentage of completion method and reported as construction contracts in progress. By contrast, HGB requires work in progress to be measured at cost.

Under IAS, the direct costs of equity transactions must be deducted from equity. Under HGB, these costs are recognized as expenses of the current fiscal year. Any tax benefit related to the costs deducted directly in equity is also taken directly to equity.

Under IAS, deferred tax assets and liabilities are recognized for temporary differences using the balance sheet liability method.

IAS prohibit the recognition of purely tax-motivated reducing balance depreciation of property, plant and equipment and the write-off of low-value assets in the period in which they are acquired.

## 11. Related party disclosures

Related party disclosures under IAS 24 relate to the following individuals and companies:
The members of the Managing and Supervisory Boards of the Company and of companies in which these individuals hold a majority of shares are related parties as defined by IAS 24.5. Transactions between related parties and the companies included in the consolidated financial statements in 2002 were as follows:

- In 2002, contracts for the sale of wind turbines between members of the Managing and Supervisory Boards and the companies included in the consolidated financial statements totaling EUR 13,255 thousand (previous year: EUR 2,300 thousand) were entered into or settled at market prices. EUR 3,095 thousand of this total is reported as revenue in the consolidated income statement. The remaining EUR 10,160 thousand represents sales by project companies.
- A wind turbine was sold to an associate at a net selling price of EUR 1,005 thousand in the year under review.
- REpower Systems AG sold 2% of the shares of AIOLIKI REpower A.E., Drama (Greece), amounting to a nominal EUR 29 thousand, to a related party at cost.
- REpower Systems AG purchased shares of BWU Brandenburgische Wind- und Umwelttechnik Projekt GmbH, amounting to a nominal EUR 5.7 thousand, from a related party at cost.
- The Managing Board received remuneration of EUR 818 thousand in 2002 (previous year: EUR 876 thousand). This amount is composed of a fixed component of EUR 669 thousand and a bonus of EUR 149 thousand. The fixed aggregate remuneration of the Supervisory Board amounted to EUR 52 thousand in 2002 (previous year: EUR 25 thousand).
- Loans receivable from members of the Managing and Supervisory Boards as of December 31, 2002 amounted to EUR 156 thousand (previous year: EUR 263 thousand). The loans bear interest at a standard market rate of six percent per annum and are reported as other assets in the balance sheet.
- There were no claims against members of the Managing and Supervisory Boards as of the balance sheet date December 31, 2002, other than the amounts mentioned above. There were also liabilities amounting to EUR 52 thousand. These relate to the total remuneration of the Supervisory Board for fiscal year 2002. No further provisions for salary obligations to members of the Managing and Supervisory Boards are reported in the balance sheet (previous year: EUR 155 thousand).

## 12. Disclosure of executive bodies of REpower Systems AG, Hamburg

The following persons were appointed to the Supervisory Board of REpower Systems AG for the fiscal year ended December 31, 2002:

- Dr. Klaus-Detlef Wulf, Aachen
- Udo Bandow, Hamburg
- Monika Kuck, Aachen
- Dr. Klaus Rave, Kronshagen
- Dr. Hans-Joachim Reh, Hamburg
- Dr. Rolf Bierhoff, Essen

The following persons were appointed to the Managing Board of REpower Systems AG in fiscal year 2002:

- Prof. Dr. Fritz Vahrenholt, Hamburg
- Jens-Peter Stöhr, Hamburg
- Matthias Schubert, Rendsburg
- Hugo Denker, Hamburg

**13. Declaration of conformity with the German Corporate Governance Code**

In accordance with section 161 of the AktG (German Public Companies Act) in conjunction with section 15 of the EGAktG (Introductory Act to the German Public Companies Act), the Managing Board has issued a declaration of conformity with the German Corporate Governance Code and has made it available to shareholders on REpower Systems AG's website.

**14. Proposal on the appropriation of the net profit of REpower Systems AG**

The Managing Board of REpower Systems AG, Hamburg, is proposing to pay a dividend of EUR 0.60 per share, for a total of EUR 3,241 thousand, from the accumulated profits of EUR 8,966 thousand reported in the annual financial statements for the period ended December 31, 2002 prepared in accordance with the provisions of the HGB and the AktG, and to carry forward the remaining amount to new reserves.

Hamburg, February 2003

The Managing Board

Prof. Dr. Fritz Vahrenholt

Jens-Peter Stöhr

Matthias Schubert

Hugo Denker

**Independent Auditors' Report**

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by the Company REpower Systems AG for the business year from 01. January to 31. December 2002. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with International Accounting Standards (IAS) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IAS.

Our audit, which also extends to the group management report prepared by the executive board for the business year from 01. January to 31. December 2002, has not led to any reservations. In our opinion, on the whole the group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's positions and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 01. January to 31. December 2002 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Hamburg, March 10, 2003

Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft
(German Public Audit Company)

| | |
|---|---|
| Dr. Paassen | Driesch |
| Wirtschaftsprüfer | Wirtschaftsprüfer |
| (German Public Auditor) | (German Public Auditor) |

**Bestätigungsvermerk des Abschlussprüfers:**

Wir haben den von der REpower Systems AG, Hamburg, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den International Accounting Standards (IAS) entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IAS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht zusammen mit den übrigen Angaben des Konzernabschlusses insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Hamburg, den 10. März 2003

Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

Dr. Paaßen
Wirtschaftsprüfer

Driesch
Wirtschaftsprüfer

**Statement of changes in consolidated non-current assets for the period ended December 31, 2002**

| | Historical cost | | | | | |
|---|---|---|---|---|---|---|
| | Balance at Jan. 1, 02 | Changes from first-time consolidation | Additions | Reclassi-fications | Disposals | Balance at Dec. 31, 02 |
| | EUR | EUR | EUR | EUR | EUR | EUR |
| **A. Non-current assets** | | | | | | |
| **I. Property, plant and equipment** | | | | | | |
| 1. Land, land rights and buildings including buildings on third-party land | 5,148,552 | 0 | 1,784,265 | -523,058 | 92 | 6,409,667 |
| 2. Plant and machinery | 7,290,737 | 0 | 547,766 | -42,862 | 455,366 | 7,340,275 |
| 3. Other equipment, operating and office equipment | 3,697,814 | 46,043 | 3,401,812 | 43,410 | 903,129 | 6,285,950 |
| 4. Advance payments and assets under development | 418,688 | 0 | 1,291,836 | 0 | 0 | 1,710,524 |
| **Total non-current assets** | **16,555,791** | **46,043** | **7,025,679** | **-522,510** | **1,358,587** | **21,746,416** |
| **II. Intangible assets** | | | | | | |
| 1.1. Software and other licenses | 428,339 | 7,386 | 1,216,648 | 522,510 | 122,086 | 2,052,797 |
| 1.2. Development costs | 1,240,622 | 0 | 0 | 0 | 0 | 1,240,622 |
| **1. Intangible assets** | **1,668,961** | **7,386** | **1,216,648** | **522,510** | **122,086** | **3,293,419** |
| **2. Goodwill** | **3,372,560** | **951** | **179,337** | **0** | **176,402** | **3,376,446** |
| Total intangible assets | 5,041,521 | 8,337 | 1,395,985 | 522,510 | 298,488 | 6,669,865 |
| **III. Non-current financial assets** | | | | | | |
| 1.1. Investments in subsidiaries | 633,545 | -193,342 | 25,380 | -20,632 | 42,637 | 402,314 |
| 1.2. Investments in other investees | 444,596 | 0 | 44,275 | -161,868 | 0 | 327,003 |
| 1.3. Non-current investments | 28,131 | 0 | 1,389 | 0 | 0 | 29,520 |
| **1. Non-current financial assets** | **1,106,272** | **-193,342** | **71,044** | **-182,500** | **42,637** | **758,837** |
| **2. Equity-accounted investments** | **0** | **0** | **765,388** | **182,500** | **20,869** | **927,019** |
| **3. Long-term loans** | **169,437** | **0** | **0** | **0** | **0** | **169,437** |
| Total non-current financial assets | 1,275,709 | -193,342 | 836,432 | 0 | 63,506 | 1,855,293 |
| Total | 22,873,021 | -138,962 | 9,258,096 | 0 | 1,720,581 | 30,271,574 |

| Depreciation and amortization | | | | | | Carrying amounts | |
|---|---|---|---|---|---|---|---|
| Balance at Jan. 1, 02 | Changes from first-time consolidation | Additions | Reclassi-fications | Disposals | Balance at Dec. 31, 02 | Dec. 31, 02 | Dec. 31, 01 |
| EUR | EUR | EUR | EUR | EUR | EUR | EUR | EUR |
| 156,409 | 0 | 173,131 | 0 | 0 | 329,540 | 6,080,127 | 4,992,143 |
| 1,496,591 | 0 | 715,896 | -10,235 | 339,721 | 1,862,531 | 5,477,744 | 5,794,146 |
| 941,225 | 1,345 | 1,049,750 | 10,506 | 750,223 | 1,252,603 | 5,033,347 | 2,756,591 |
| 0 | 0 | 0 | 0 | 0 | 0 | 1,710,524 | 418,688 |
| 2,594,225 | 1,345 | 1,938,777 | 271 | 1,089,944 | 3,444,674 | 18,301,742 | 13,961,568 |
| 162,182 | 1,471 | 198,954 | -271 | 114,561 | 247,775 | 1,805,022 | 266,157 |
| 618,758 | 0 | 248,125 | 0 | 0 | 866,883 | 373,739 | 621,863 |
| 780,940 | 1,471 | 447,079 | -271 | 114,561 | 1,114,658 | 2,178,761 | 888,020 |
| 1,413,740 | 0 | 662,081 | 0 | 176,402 | 1,899,419 | 1,477,027 | 1,958,820 |
| 2,194,680 | 1,471 | 1,109,160 | -271 | 290,963 | 3,014,077 | 3,655,788 | 2,846,840 |
| 230,000 | 0 | 0 | 0 | 0 | 230,000 | 172,314 | 403,544 |
| 222,844 | 0 | 0 | 0 | 0 | 222,844 | 104,159 | 221,752 |
| 0 | 0 | 14,834 | 0 | 0 | 14,834 | 14,686 | 28,131 |
| 452,844 | 0 | 14,834 | 0 | 0 | 467,678 | 291,159 | 653,427 |
| 0 | 0 | 399,395 | 0 | 0 | 399,395 | 527,624 | 0 |
| 0 | 0 | 0 | 0 | 0 | 0 | 169,437 | 169,437 |
| 452,844 | 0 | 414,229 | 0 | 0 | 867,073 | 988,220 | 822,864 |
| 5,241,749 | 2,816 | 3,462,166 | 0 | 1,380,907 | 7,325,824 | 22,945,750 | 17,631,272 |

Balance sheet of REpower Systems AG (HGB)
as of December 31, 2002

Assets

| | Note | Dec. 31, 2002 EUR | Dec. 31, 2001 EUR |
|---|---|---|---|
| A. Fixed assets | 3.1 | | |
| I. Intangible assets | | | |
| 1. Software and other licenses | | 449,449 | 262,663 |
| 2. Goodwill | | 119,295 | 148,509 |
| | | 568,744 | 411,172 |
| II. Tangible assets | | | |
| 1. Land, land rights and buildings including buildings on third-party land | | 5,362,472 | 3,799,279 |
| 2. Technical equipment and machinery | | 2,184,578 | 1,942,431 |
| 3. Other equipment, operating and office equipment | | 4,248,987 | 2,242,822 |
| 4. *Payments on account and assets under construction* | | 1,571,667 | 316,429 |
| | | 13,367,704 | 8,300,961 |
| III. Financial assets | | | |
| 1. Shares in affiliated companies | | 1,384,049 | 1,264,110 |
| 2. Other equity investments | | 1,154,942 | 221,752 |
| 3. Long-term investments | | 13,297 | 28,131 |
| | | 2,552,288 | 1,513,993 |
| | | 16,488,736 | 10,226,126 |
| B. Current assets | | | |
| I. Inventories | 3.2 | | |
| 1. Raw materials, consumables and supplies | | 30,712,921 | 10,021,961 |
| 2. Work in progress | | 4,347,460 | 1,288,985 |
| 3. Payments on account | | 3,160,956 | 1,369,346 |
| | | 38,221,337 | 12,680,292 |
| II. Receivables and other assets | 3.3 | | |
| 1. Trade receivables | | 36,993,305 | 18,469,995 |
| 2. Receivables from affiliated companies | | 50,345,427 | 6,031,667 |
| 3. Receivables from other investees | | 470,318 | 68,736 |
| 4. Receivables from project companies | | 160,236 | 23,243 |
| 5. Other assets | | 1,021,056 | 1,586,614 |
| | | 88,990,342 | 26,180,256 |
| III. Shares in project companies | 3.4 | 500 | 761,390 |
| IV. Securities | | 0 | 672 |
| V. Cash and bank balances | | 11,229,218 | 2,246,277 |
| | | 138,441,397 | 41,868,887 |
| C. Prepaid expenses | 3.5 | 2,455,552 | 1,038,486 |
| | | 157,385,685 | 53,133,501 |

**Equity and Liabilities**

| | Note | Dec. 31, 2002<br>EUR | Dec. 31, 2001<br>EUR |
|---|---|---|---|
| **A. Equity** | 3.6 | | |
| I. Share capital | | 5,401,198 | 3,401,198 |
| II. Capital reserves | | 82,155,729 | 2,155,729 |
| III. Accumulated profits | | 8,966,271 | 2,025,934 |
| | | 96,523,198 | 7,582,861 |
| **B. Provisions** | 3.7 | | |
| 1. Provisions for taxes | | 6,110,675 | 3,144,462 |
| 2. Other provisions | | 16,501,093 | 11,125,691 |
| | | 22,611,768 | 14,270,153 |
| **C. Liabilities** | 3.8 | | |
| 1. Liabilities to banks | | 4,530,111 | 10,605,511 |
| 2. Payments received on account of orders | | 2,218,166 | 2,501,076 |
| 3. Trade payables | | 21,214,571 | 9,955,448 |
| 4. Liabilities to affiliated companies | | 0 | 14,718 |
| 5. Liabilities to other investees | | 6,433 | 12,914 |
| 6. Liabilities to project companies | | 0 | 825,201 |
| 7. Other liabilities | | 9,014,007 | 7,365,619 |
| thereof taxes: EUR 8,089,695 (previous year: EUR 6,932,168) | | | |
| thereof social security: EUR 419,023 (previous year: EUR 270,865) | | | |
| | | 36,983,288 | 31,280,487 |
| **C. Deferred income** | | 1,267,431 | 0 |
| | | 157,385,685 | 53,133,501 |

**Income statement of REpower Systems AG (HGB)**
for the period January 1, 2002 - December 31, 2002

| | Note | 2002 EUR | 2001 EUR |
|---|---|---|---|
| Sales | 4.1 | 215,063,585 | 126,657,719 |
| Increase or decrease in finished goods inventories and work in progress | | 3,058,474 | 1,288,985 |
| **Gross revenue** | | 218,122,059 | 127,946,704 |
| Other operating income | 4.2 | 2,422,140 | 3,603,723 |
| Cost of materials | 4.3 | | |
| Cost of raw materials, consumables and supplies, and of purchased merchandise | | -151,827,905 | -96,860,661 |
| Cost of purchased services | | -12,903,944 | -2,647,050 |
| | | -164,731,849 | -99,507,711 |
| Personnel expenses | | | |
| Wages and salaries | | -13,170,549 | -8,573,696 |
| Social security and other pension costs | | -2,606,176 | -1,466,814 |
| | | -15,776,725 | -10,040,510 |
| Depreciation and amortization | 4.4 | | |
| of intangible and tangible assets | | -1,729,113 | -1,221,378 |
| Other operating expenses | 4.5 | -22,097,971 | -12,229,506 |
| **Operating result** | | 16,208,541 | 8,551,322 |
| Income from equity investments | | 757,431 | 0 |
| - thereof from affiliated companies: EUR 757,350 | | | |
| Income from other investments and loans | | 209,324 | 0 |
| Other interest and similar expenses | | 818,719 | 284,109 |
| - thereof from affiliated companies: EUR 176,878 (previous year: EUR 21,360) | | | |
| Write-downs of financial assets and of investments classified as current assets | | -14,834 | -181,941 |
| Interest and similar expenses | | -506,646 | -1,313,494 |
| - thereof due to affiliated companies: EUR 23,572 (previous year: EUR 77,458) | | | |
| **Financial result** | 4.6 | 1,263,995 | -1,211,326 |
| **Result from ordinary activities** | | 17,472,536 | 7,339,996 |
| Extraordinary income | | 0 | 0 |
| Extraordinary expense | 4.7 | -6,651,426 | -2,438,488 |
| **Extraordinary result** | | -6,651,425 | -2,438,488 |
| Taxes on income | 4.8 | -3,825,773 | -2,848,747 |
| Other taxes | | -54,999 | -21,393 |
| **Net income for the year** | | 6,940,338 | 2,031,368 |
| | | | |
| Retained profits (previous year: accumulated losses) brought forward | | 2,025,934 | -5,434 |
| | | | |
| **Accumulated profits** | | 8,966,271 | 2,025,934 |

## 1 Basis of accounting

The accompanying annual financial statements as of December 31, 2002 were prepared in accordance with sections 242 ff. and 264 ff. of the HGB (German Commercial Code) and the relevant provisions of the AktG (German Public Companies Act) and of the Company's Articles of Association. The provisions for large corporations apply.
The total cost (type of expenditure) format has been used for the income statement.

## 2 Accounting policies

The following accounting policies were applied to the preparation of the annual financial statements:
Purchased intangible assets are carried at cost and amortized over their useful lives.
Tangible assets are carried at cost. Depreciable tangible assets are reduced by systematic depreciation. Items of tangible assets are reduced by straight-line depreciation over their useful lives on the basis of the depreciation rates allowed under tax law.

| | Useful lives |
|---|---|
| Production buildings | 20-50 years |
| Other buildings | 10-30 years |
| Technical equipment and machinery | 6-21 years |
| Vehicles | 5 years |
| Operating and office equipment | 3-10 years |

Low-value assets are written off immediately in accordance with the option allowed under section 6 (2) of the EStG (German Income Tax Act).
Financial assets are measured at cost, or at the lower fair values at the balance sheet date if impairment is expected to be permanent. Write-downs are charged in such cases.
Advance payments on inventories are carried at their principal amount.
Inventories of raw materials, consumables and supplies are carried at cost.
Work in progress is measured at cost using item-by-item measurement based on current cost accounting. Cost includes indirect production and material costs in accordance with the minimum amount allowed under tax law, in addition to directly attributable material and labor costs, as well as special direct costs. General administrative expenses and borrowing costs are not capitalized.
Receivables and other assets are carried at their principal amount. Sufficient specific valuation allowances have been charged for identifiable specific risks.
Shares in project companies are carried at cost.
Provisions take account of all identifiable risks and uncertain obligations. They are provided at amounts dictated by prudent business practice.
Liabilities are carried at their redemption amount.
Foreign currency receivables and liabilities are translated at the rates prevailing at the transaction dates.
Sales revenue is recognized when the products or goods are delivered or the services are rendered. Three criteria apply to the recognition of sales revenue from wind turbines: firstly the complete installation of the turbine; secondly the existence of a grid connection; and thirdly documented commissioning.

## 3 REpower Systems AG: Balance sheet disclosures

### 3.1 Fixed assets

Changes in the individual items of fixed assets and the depreciation and amortization for the year under review are presented in the separate statement of changes in fixed assets (attachment).
Shareholdings are as follows:

| Companies | Equity | Equity at | Result | Book value of investment at |
|---|---|---|---|---|
| | | 12/31/02 | 2002 | 12/31/02 |
| | % | EUR | EUR | EUR |
| **Subsidiaries and other investees** | | | | |
| Germany | | | | |
| Denker & Wulf AG, Sehestedt | 84.15 | 13,716,631 | 8,292,099 | 989,930 |
| REpower Geothermie GmbH, Trampe | 19.90 | -46,950 | -8,053 | 9,950 |
| Windpark Finsterwalde GmbH, Finsterwalde | 30.00 | 1,100,802 | 67,395 | 15,339 |
| UPM Umweltprojekt Management GmbH, Trampe | 50.00 | 21,206 | -1,605 | 12,500 |
| Wasserkraft Finowkanal GmbH, Trampe | 19.80 | 40,329 | -18,364 | 13,500 |
| BWU GmbH, Trampe | 100.00 | 22,719 | -1,519 | 25,000 |
| REpower Beteiligungsges. mbH, Sehestedt | 100.00 | 22,956 | -2,673 | 1 |
| Foreign | | | | |
| REpower Espana, Spain | 100.00 | -56,796 | -223,893 | 343,618 |
| Les Vents de France S.A.S., Courbevoie, France | 50.00 | -235,169 | -586,281 | 182,500 |
| Energy Wind Czech s.r.o., Brno, Czech Republic | 50.00 | 5,795 | -32 | 1,463 |
| Aioliki REpower A.E., Drama, Greece | 49.00 | 877,229 | -414,114 | 719,659 |
| Eolis S.A.R.L., Lille, France | 51.00 | * | * | 25,500 |
| Fermes Eoliennes de France SAS, Lyon, France | 50.00 | 32,650 | -206,350 | 200,000 |
| Notus Energy Pty. Ltd., Maryborough, Australia | 50.00 | 2 | 0 | 1 |
| REpower Wind Corp., Sudbury, Canada | 50.00 | -20,126 | -21,519 | 30 |
| **Total** | | | | **2,538,991** |

* annual financial statements as of December 31, 2002 not yet available.

### 3.2 Inventories

Raw materials, consumables and supplies are composed primarily of components for wind turbines. Work in progress relates to wind turbines under construction and to advance payments for project development, rights and infrastructure in conjunction with the installation of wind turbines. Inventories of finished wind turbines are carried as finished goods.

### 3.3 Receivables and other assets

Receivables and other assets are carried at their principal amount. Specific provisions are made where prudent business practice indicates that future collection of receivables appears doubtful in the case of individual customers. Total specific valuation allowances charged as of December 31, 2002 amounted to 1,646,164.
Receivables and other assets have less than one year to maturity.

### 3.4 Shares in project companies

In 2001, shares in project companies related primarily to the project company Aioliki REpower A.E., Drama, Greece. These shares are shown in the list of shareholdings in the 2002 reporting period.

### 3.5 Prepaid expenses

Prepaid expenses include debt discounts, amounting to EUR 62,487 and prepayments for insurance premiums amounting to EUR 2,350,477.

### 3.6 Equity

| | Dec. 31, 2002 EUR | Dec. 31, 2001 EUR |
|---|---|---|
| I. Share capital | 5,401,198 | 3,401,198 |
| II. Share premium | 82,155,729 | 2,155,729 |
| III. Accumulated profits | 8,966,271 | 2,025,934 |
| **Total** | 96,523,198 | 7,582,861 |

The Annual General Meeting on December 21, 2001 resolved to increase the share capital of currently EUR 3,401,198 by cash contributions of up to EUR 2,598,802, but by a minimum of EUR 2,000,000, to a maximum of EUR 6,000,000, by issuing new no-par value bearer shares with a notional value of EUR1.00 each.
The Annual General Meeting on December 21, 2001 resolved to authorize the Managing Board to increase the share capital of the Company up to December 15, 2006, with the consent of the Supervisory Board, by issuing new shares against cash or non-cash contributions on one or several occasions by up to a total of EUR 2,700,599.
The resolutions were recorded in the commercial register on March 21, 2002.
2,000,000 new shares were issued on March 26, 2002 at an issue price of EUR 41.00. The shares were issued as new no-par value bearer shares carrying full dividend rights for fiscal year 2002. The IPO increased the Company's share capital by EUR 82,000,000.
The Managing Board of REpower Systems AG is authorized to increase the share capital of the Company up to December 15, 2006, with the consent of the Supervisory Board, by issuing new shares against cash or non-cash contributions on one or several occasions by up to a total of EUR 2,700,599 (authorized capital). The authorized capital was recorded in the commercial register on March 21, 2002.

### 3.7 Provisions

The provisions for taxes relate primarily to trade tax and corporate income tax. Changes in the other provisions are presented in the following table:

| Type of provision | Balance at Jan. 1, 2002 EUR | Utilization 2002 EUR | Reversals 2002 EUR | Additions 2002 EUR | Balance at Dec. 31, 2002 EUR |
|---|---|---|---|---|---|
| **Provisions for taxes** | | | | | |
| Trade tax | 1,294,560 | 302,242 | | 1,438,654 | 2,430,972 |
| Corporate income tax | 1,667,722 | 226,651 | | 1,970,738 | 3,411,810 |
| Solidarity surcharge | 78,999 | 12,377 | | 102,887 | 169,508 |
| Land transfer tax | 103,181 | 4,795 | | | 98,385 |
| | 3,144,462 | 546,065 | 0 | 3,512,279 | 6,110,675 |
| **Other provisions** | | | | | |
| Warranties | 9,010,028 | 5,279,538 | 66,104 | 10,067,533 | 13,731,919 |
| Unused vacation | 298,886 | 298,886 | | 657,000 | 657,000 |
| Bonuses | 357,904 | 357,904 | | 339,732 | 339,732 |
| Year-end audit and accountancy | 36,825 | 36,825 | | 232,500 | 232,500 |
| Workers' compensation | 75,581 | 75,581 | | 150,000 | 150,000 |
| Rent/leases | 82,864 | 14,698 | | 4,573 | 72,739 |
| Overtime | 64,370 | 64,370 | | 23,000 | 23,000 |
| Miscellaneous | 1,199,233 | 1,104,665 | 94,568 | 1,294,203 | 1,294,203 |
| | 11,125,691 | 7,232,467 | 160,672 | 12,768,541 | 16,501,093 |
| **Total** | 14,270,153 | 7,778,532 | 160,672 | 16,280,820 | 22,611,768 |

### 3.8 Maturity structure of liabilities

| | Total amount EUR | up to 1 year EUR | 2 to 5 years EUR | over 5 years EUR |
|---|---|---|---|---|
| Liabilities to banks | 4,530,111 | 619,589 | 2,224,811 | 1,685,711 |
| Payments received on account of orders | 2,218,165 | 2,218,165 | | |
| Trade payables | 21,214,570 | 21,214,570 | | |
| Liabilities to other investees | 6,434 | 6,434 | | |
| Other liabilities | 9,014,007 | 9,014,007 | | |
| *thereof taxes* | 8,089,695 | 8,089,695 | | |
| *thereof social security* | 419,023 | 419,023 | | |
| **Total** | 36,983,287 | 33,072,765 | 2,224,811 | 1,685,711 |

EUR 5,317,706 of the liabilities to banks is secured by liens or similar rights (guarantees, assignment of security, assignment of receivables).

## 4 REpower Systems AG: Income statement disclosures

### 4.1 Sales

| | 2002<br>EUR | 2001<br>EUR |
|---|---|---|
| **Sales** | | |
| Revenue from the sale of wind turbines | 202,546,305 | 119,303,892 |
| Maintenance, sales of materials | 7,447,651 | 3,614,838 |
| License income | 4,642,271 | 3,198,685 |
| Sales from power generation | 347,632 | 182,257 |
| Other income | 79,480 | 359,150 |
| less: discounts granted | -114 | -1,104 |
| **Total** | **215,063,585** | **126,657,718** |

Sales were generated in Germany, France, China and Japan.

### 4.2 Other operating income

| | 2002<br>EUR | 2001<br>EUR |
|---|---|---|
| Profit-sharing | 1,435,000 | 0 |
| Insurance compensation | 314,536 | 163,916 |
| Income from the reversal of provisions | 160,672 | 828,156 |
| Income from the disposal of items of fixed assets | 68,416 | 15,720 |
| Income from the reversal of bad debt provisions | 17,907 | 754,879 |
| Real estate income | 9,449 | 18,023 |
| Income from recharged of incidental expenses | 0 | 898,498 |
| Miscellaneous other income | 416,160 | 924,531 |
| **Total** | **2,422,140** | **3,603,723** |

### 4.3 Cost of materials

The cost of raw materials, consumables and supplies relates primarily to components, consumables and supplies, shipping and energy costs. The cost of purchased services results from purchased shipping services, sales commissions, external contract settlement services and contract labor.

### 4.4 Depreciation and amortization

Depreciation of tangible assets and amortization of intangible assets are presented in the statement of changes in fixed assets.

### 4.5 Other operating expenses

| | 2002<br>EUR | 2001<br>EUR |
|---|---|---|
| Warranties | 6,300,688 | 4,902,139 |
| Bad debt provisions | 2,839,351 | 461,332 |
| Legal and consulting costs | 2,114,765 | 1,460,116 |
| Administrative expenses | 1,759,843 | 620,161 |
| Insurances | 1,637,097 | 170,606 |
| Travel expenses | 1,192,411 | 673,939 |
| Workshop supplies and tools | 1,016,874 | 235,262 |
| IT costs | 771,385 | 131,068 |
| Real estate maintenance | 720,305 | 217,286 |
| Development costs | 613,616 | 161,777 |
| Incidental premises and real estate expenses | 607,705 | 664,871 |
| Vehicle costs (excl. vehicle tax) | 478,593 | 370,661 |
| Advertising expenses | 419,298 | 304,711 |
| Monetary transaction costs | 359,984 | 529,039 |
| Trade fair costs | 325,895 | 211,115 |
| Losses on disposal of assets | 199,572 | 0 |
| Write-offs of receivables | 182,942 | 176,006 |
| Repairs to machinery, operating and office equipment | 169,099 | 277,674 |
| Personnel expenses | 124,287 | 184,123 |
| Commissions | 76,209 | 323,687 |
| Cost of recharged incidental expenses | 0 | 153,933 |
| Miscellaneous | 188,052 | 0 |
| **Total** | **22,097,971** | **12,229,506** |

### 4.6 Financial result

The financial result primarily contains income from equity investments (Denker & Wulf AG, Sehestedt), and interest income and expenses relating to long- and short-term liabilities.

### 4.7 Extraordinary result

Expenses of EUR 6,651,425 were incurred from the IPO in fiscal year 2002.

### 4.8 Taxes

Taxes on income relate primarily to fiscal year and total EUR 3,825,773. Taxes on income due on the result from ordinary activities amount to EUR 6,302,099. The extraordinary result for 2002 amounting to EUR -6,651,425 produced an income tax benefit of EUR 2,476,326.

## 5 Other disclosures

### 5.1 Contingent liabilities

There were contingent liabilities amounting to EUR 14,678,681 from guarantees assumed at the balance sheet date. Comfort letters amounting to EUR 610,000 had also been issued in favor of investees.

### 5.2 Other financial obligations

Other financial obligations as of December 31, 2002 resulting primarily for a contract for work, labor and materials, from leases and from rental agreements, were as follows:

| | EUR |
|---|---|
| 2003 | 235,914 |
| 2004 | 150,318 |
| 2005 | 103,038 |
| 2006 | 95,003 |

There were purchase obligations of around EUR 19.0 million at the balance sheet date.
REpower Systems AG has assumed the cost of a service package and the technical upgrading of the systems amounting to EUR 561 thousand for four wind turbines up to 2005 at the Ramelsloh site.
REpower Systems AG has entered into purchase agreements with a company for the supply of wind turbines whose installation and commissioning was completed by the end of 2002. The two contracting parties have entered into the following agreement: in the event that the other contracting party is unable to acquire sufficient equity to raise the necessary capital for its fund, REpower Systems AG will contribute and replace the equity shortfall in the amount of receivables outstanding. Receivables outstanding from the other contracting party at the balance sheet date amounted to EUR 6,516,666.
REpower Systems AG entered into a placement guarantee agreement with another company on August 20, 2002. Under the terms of this agreement, REpower guarantees to subscribe for the limited partners' contributions in the amount of EUR 500,000 to the extent that the contributions are not paid by third parties.

### 5.3 Number of employees

The number of employees in fiscal year 2002 was as follows:

| **2002** | Average | Absolute Dec. 31, 2002 |
|---|---|---|
| Salaried employees | 182 | 218 |
| Hourly workers | 157 | 182 |
| **Total** | 339 | 400 |

The increase in employees affected all of the Company's divisions. In particular, we were able to recruit highly qualified staff with experience in wind energy to enable us to provide the necessary expertise to cope with the increased order volumes. Further recruitment is planned in the coming year.

### 5.4 Disclosures on executive bodies

The following members of the Supervisory Board were appointed for the fiscal year of REpower Systems AG ended December 31, 2002:

Dr. Klaus-Detlef Wulf, Aachen; Physician
(Chairman)
Membership of other executive bodies:
Managing Director of R.E.A. S.R.L. Italy, Milan,
Member of the Managing Board of Santas Turkey, Istanbul,
Member of the Supervisory Board of Denker & Wulf AG, Sehestedt,
Member of the Supervisory Board of R.E.A. AG, Sehestedt.

Udo Bandow, Hamburg; Banker
(Member and Deputy Chairman)
Membership of other executive bodies:
President of the Board of Directors of HANSA-NORD-LUX Management-gesellschaft AG, Luxembourg,
Chairman of the Supervisory Board of NORDINVEST Norddeutsche Investment-Gesellschaft mbH, Hamburg,
Chairman of the Supervisory Board of Wave Management AG, Hamburg,
Chairman of the Supervisory Board of Hamburger Sport-Verein e.V., Hamburg,
Deputy Chairman of the Supervisory Board of BÖAG Börsen AG, Hamburg and Hanover,
Deputy Chairman of the Supervisory Board of Deutsche Schiffsbank AG, Bremen and Hamburg,
Deputy Chairman of the Supervisory Board of Conrad Hinrich Donner Bank AG, Hamburg,
Deputy Chairman of the Supervisory Board of HANSAINVEST Hanseatische Investment-Gesellschaft mbH, Hamburg,
Deputy Chairman of the Supervisory Board of Hanseatische Verlags-Beteiligungs AG, Hamburg,
Member of the Supervisory Board of Vereins- und Westbank AG, Hamburg,
Member of the Supervisory Board of Holsten Brauerei AG, Hamburg,
Member of the Supervisory Board of IDUNA Vereinigte Lebensversicherung a.G. für Handwerk, Handel und Gewerbe, Hamburg,
Member of the Supervisory Board of Norddeutsche Versicherungs-Aktiengesellschaft , Hamburg
Member of the Advisory Board of Hannoversche Lebensversicherung a.G. (Hannover Re), Hanover.

Monika Kuck, Aachen; Businesswoman
Membership of other executive bodies:
Member of the City Council of the City of Aachen,
Member of the Managing Board of R.E.A. AG, Sehestedt,
Member of the Supervisory Board of STAWAG, Aachen.

Dr. Klaus Rave, Kronshagen; Banker
Membership of other executive bodies:
Member of the Executive Management of Investitionsbank Schleswig-Holstein, Kiel,
Vice-President of the European Wind Energy Association (EWEA), Brussels,
Member of the Managing Board of Fördergesellschaft Windenergie (FGW), Kiel,
Member of the Supervisory Board of Energiesysteme Nord (ESN), Kiel,
Member of the Shareholders' Meeting of Windtest Kaiser-Wilhelm-Koog, Kaiser-Wilhelm-Koog Municipality.

Dr. Hans-Joachim Reh, Hamburg; Businessman
Membership of other executive bodies:
Member of the Managing Board of Vattenfall Europe AG, Berlin,
Member of the Managing Board of HEW AG, Hamburg (until Sept. 30, 2002),
Member of the Managing Council of VDEW, Frankfurt/M,
Member of the Managing Board of Fachverbande für Energie-Marketing und -Anwendung (HEA) e.V., Frankfurt/M,
Member of the Managing Council of Forum für Zukunftsenergien, Bonn,

Chairman of the Supervisory Board of WEMAG AG, Schwerin,
Member of the Supervisory Board of HEW AG, Hamburg (from Oct. 1, 2002),
Member of the Supervisory Board of ESAG Energieversorgung Sachsen Ost AG, Dresden,
Member of the Supervisory Board of GESO Beteiligungs- und Beratungs-AG, Dresden (until June 17, 2002),
Member of the Supervisory Board of DREWAG Stadtwerke Dresden GmbH, Dresden (until June 17, 2002),
Member of the Supervisory Board of Bewag AG, Berlin,
Member of the Supervisory Board of TÜV Norddeutschland, Hamburg.
Dr. Rolf Bierhoff, Essen, Businessman
Membership of other executive bodies:
Member of the Supervisory Board of VSE AG, Saarbrücken,
Member of the Advisory Board of SSS Starkstrom- und Signalbau-Baugesellschaft GmbH, Essen,
Member of the Economic Advisory Board of SaarLB, Saarbrücken,
Member of the Advisory Board of KEVAG, Koblenz,
Member of the Board of Directors of Aarewerke AG Koblenz/Klingau, Switzerland (until Nov. 27, 2002),
Member of the Board of Directors of RAO UESR, Moscow, Russia (from July 3, 2002).

The members of the Supervisory Board received aggregate remuneration of EUR 52,000.00 in 2002.

The following persons were appointed to the Managing Board of REpower Systems AG in fiscal year 2002:
Prof. Dr. Fritz Vahrenholt, Hamburg, Chemist,
(Chairman)
Membership of other executive bodies:
Chairman of the Managing Board of Forum für Zukunftsenergien, Bonn,
Member of the Supervisory Board of ThyssenKrupp Technologies AG, Essen,
Member of the Supervisory Board of Hamburger Sport-Verein e.V., Hamburg,
Member of the Supervisory Board of Norddeutsche Affinerie, Hamburg,
Member of the Supervisory Board of Denker & Wulf AG, Sehestedt,
Chairman of the Board of Directors of SAM Smart Energy AG, Zurich.
Jens-Peter Stöhr, Hamburg, Businessman,
Matthias Schubert, Rendsburg, Engineer
Hugo Denker, Hamburg, Banker
Membership of other executive bodies:
Chairman of the Supervisory Board of Denker & Wulf AG, Sehestedt.

The Company paid an aggregate remuneration of EUR 817,784.59 to the members of the Managing Board in 2002. This amount is composed of a fixed component of EUR 668,495.59 and a bonus of EUR 149,289.00.

## 5.5 Notifications in accordance with section 20 of the AktG and sections 21 ff of the WpHG (German Securities Trading Act)

RE-DKW Beteiligungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 28.99 percent of the voting rights on April 1, 2002. JE/BWU Verwaltungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 11.38 percent of the voting rights on April 1, 2002. The other members of the Managing Board, employees and members of their families who are members of the voting pool have notified REpower Systems AG that they together hold 5.27 percent of the voting rights on April 1, 2002.

### 5.6 Consolidated financial statements

REpower Systems AG, Hamburg, as the parent company, prepares consolidated financial statements in accordance with the IAS. The consolidated financial statements are announced in the Bundesanzeiger (German Federal Gazette) and filed with the Hamburg commercial register. The consolidated financial statements will also be published available on the homepage of REpower Systems AG.

### 5.7 Declaration of conformity with the German Corporate Governance Code

In accordance with section 161 of the AktG (German Public Companies Act) in conjunction with section 15 of the EGAktG (Introductory Act to the German Public Companies Act), the Managing Board has issued a declaration of conformity with the German Corporate Governance Code and has made it available to shareholders on REpower Systems AG's homepage.

### 5.8 Proposal on the appropriation of net profit

The Managing Board is proposing to distribute a dividend of EUR 0.60 per share, for a total of EUR 3,240,718.80, and to carry forward the remaining amount to reserves.

Hamburg, February 2003

REpower Systems AG

Prof. Dr. Fritz Vahrenholt

Chairman of the Managing Board

Hugo Denker

Member of the Managing Board

Matthias Schubert

Member of the Managing Board

Jens-Peter Stöhr

Member of the Managing Board

**Independent Auditors' Report**

We have audited the annual financial statements, including the accounting and management report, of REpower Systems AG, Hamburg, for the fiscal year from January 01 to December 31, 2002. The Company's legal representatives are responsible for the accounting and for preparation of the annual financial statements and management report in accordance with the rules of German commercial law and the supplemental rules in the Company's articles of association. Our responsibility is to issue an opinion, based on our audit, on the annual financial statements, including the accounting, and on the management report.

We conducted our audit of the financial statements in accordance with § 317 of the German Commercial Code (HGB), complying with the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system in relation to financial accounting and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion

Our audit has not led to any reservations.

In our opinion, the annual financial statements provide a true and fair presentation of the net assets, financial position and operating results of the company in accordance with German generally accepted accounting principles. The management report provides an overall accurate view of the company's situation and accurately presents the risks of future developments.

Hamburg, March 7, 2003

Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft
(German Public Audit Company)

| Dr. Paassen | Driesch |
|---|---|
| Wirtschaftsprüfer | Wirtschaftsprüfer |
| (German Public Auditor) | (German Public Auditor) |

**Bestätigungsvermerk des Abschlussprüfers:**

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der REpower Systems AG, Hamburg, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens -, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzung en der gesetzlichen Vertreter so wie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens -, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hamburg, den 7. März 2003

Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

| Dr. Paaßen | Driesch |
|---|---|
| Wirtschaftsprüfer | Wirtschaftsprüfer |

Repower Systems AG Statement of changes in fixed assets as of December 31, 2002

| | Acquisition/Production Cost | | | | |
|---|---|---|---|---|---|
| | Balance at Jan. 1, 2002 EUR | Additions EUR | Reclassi-fications EUR | Disposals EUR | Balance at Dec. 31, 2002 EUR |
| **A. Fixed assets** | | | | | |
| **I. Intangible assets** | | | | | |
| 1. Software and other licenses | 423,226 | 354,192 | -547 | 122,086 | 654,785 |
| 2. Development costs of wind turbines | 204,516 | | | | 204,516 |
| **Total intangible assets** | 627,742 | 354,192 | -547 | 122,086 | 859,301 |
| **II. Tangible assets** | | | | | |
| 1. Land, land rights and buildings including buildings on third-party land | 3,955,688 | 1,736,324 | | | 5,692,012 |
| 2. Technical equipment and machinery | 2,743,148 | 547,765 | -42,861 | 376,884 | 2,871,168 |
| 3. Other equipment, operating and office equipment | 3,386,682 | 3,257,501 | 43,408 | 901,115 | 5,786,476 |
| 4. Payments on account and assets under construction | 316,429 | 1,255,237 | | | 1,571,666 |
| **Total tangible assets** | 10,401,947 | 6,796,827 | 547 | 1,277,999 | 15,921,322 |
| **III. Financial assets** | | | | | |
| 1. Shares in affiliated companies | 1,264,110 | 175,158 | -13,119 | 42,100 | 1,384,049 |
| 2. Other equity investments | 403,693 | 920,070 | 13,119 | 181,941 | 1,154,941 |
| 3. Long-term investments | 32,938 | | | | 32,938 |
| **Total financial assets** | 1,700,741 | 1,095,228 | 0 | 224,041 | 2,571,928 |
| **Total** | 12,730,430 | 8,246,247 | 0 | 1,624,126 | 19,352,551 |

| Depreciation and Amortization | | | | | Book values | |
|---|---|---|---|---|---|---|
| Balance at Jan. 1, 2002 EUR | Additions EUR | Reclassi-fications EUR | Disposals EUR | Balance at Dec. 31, 2002 EUR | Dec. 31, 2002 EUR | Dec. 31, 2001 EUR |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| 160,563 | 159,605 | -271 | 114,561 | 205,336 | 449,449 | 262,664 |
| 56,007 | 29,214 | | | 85,221 | 119,295 | 148,509 |
| 216,570 | 188,819 | -271 | 114,561 | 290,557 | 568,744 | 411,173 |
| | | | | | | |
| | | | | | | |
| 156,409 | 173,131 | | | 329,540 | 5,362,472 | 3,799,279 |
| 800,718 | 235,827 | -10,234 | 339,721 | 686,590 | 2,184,578 | 1,942,430 |
| 1,143,860 | 1,131,334 | 10,505 | 748,209 | 1,537,490 | 4,248,987 | 2,242,822 |
| 0 | | | | 0 | 1,571,667 | 316,429 |
| 2,100,987 | 1,540,292 | 271 | 1,087,930 | 2,553,620 | 13,367,704 | 8,300,960 |
| | | | | | | |
| | | | | | | |
| 0 | | | | 0 | 1,384,049 | 1,264,110 |
| 181,941 | | | 181,941 | 0 | 1,154,942 | 221,752 |
| 4,807 | 14,834 | | | 19,641 | 13,297 | 28,131 |
| 186,748 | 14,834 | 0 | 181,941 | 19,641 | 2,552,288 | 1,513,993 |
| | | | | | | |
| 2,504,305 | 1,743,945 | 0 | 1,384,432 | 2,863,818 | 16,488,736 | 10,226,126 |

## Imprint

**Editor**
REpower Systems AG, Hamburg

**Conceptual Design**
Bartsch Design, Wismar

**Photography**
Ralf Grömminger, Berlin
Gerd Großmann, Hamburg

**Print**
Stadtdruckerei Weidner GmbH, Rostock

**Legal Note**

This annual report contains predictions which rely on our present assumptions and forecasts. Risks, uncertainties or other influences can lead to deviations of the actual results, the financial situation or development of these estimations. We do not undertake a commitment to realise our predictions.
This English version of the annual report of REpower Systems AG is a translation from the German original. The German original annual report is the only legally binding version.



Centre of Development
Rendsburg
Sales, Production, Service
Husum
Denker & Wulf
Sehestedt
Headquarter
Hamburg
Les Vents de France
Belfort
Production, Service
Trampe
FEdeF
Lyon
REpower España
La Coruña
REpower Wind Corp.
Val Caron, Ontario
Aioliki REpower
Drama
Notus Energy
Maryborough


**REpower Systems contact national:**

| | |
|---|---|
| Investor Relations, Hamburg | ir@repower.de |
| Public Relations, Hamburg | pr@repower.de |
| Sales Germany, Husum | vertrieb-n@repower.de |
| International Sales, Hamburg | vertrieb-i@repower.de |
| Service, Trampe | service@repower.de |
| Human Resources Department, Husum | personal@repower.de |
| Denker & Wulf AG, Project Development, Sehestedt | info@denkerwulf.de |

**Contact international:**

| | |
|---|---|
| REpower España S.L., Spain | iberica@repower.de |
| Aioliki REpower A.E., Greece | marketing@repower.gr |
| Notus Energy Pty. Ltd., Australia | info@notus.com.au |
| Les Vents de France S.A.S., France | info@lesventsdefrance.fr |
| Fermes Eoliennes de France – FEdeF S.A.S., France | info@fedef.fr |
| REpower Wind Corp., Canada | richardwalker@repowerwind.com |

## Financial Calendar

| | |
|---|---|
| Annual report 2002 | March 26th, 2003 |
| Annual General Meeting, Hamburg | May 05th, 2003 |
| Interims Report, 1st quarter of 2003 | May 22nd, 2003 |
| Interims Report, 2nd quarter of 2003 | August 28th, 2003 |
| Interims Report, 3rd quarter of 2003 | November 20th, 2003 |




RE

**REpower Systems AG** · Flughafenstr. 54 · 22335 Hamburg
Our new adress as of October 1st, 2003:
Alsterkrugchaussee 376-380 · 22335 Hamburg
phone.: +49-40-53 93 07-0 · fax: +49-40-53 93 07-77
e-mail: info@repower.de · internet: www.repower.de